     As filed with the Securities and Exchange Commission on March 5, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                                --------------

                          LASALLE RE HOLDINGS LIMITED
             (Exact name of registrant as specified in its charter)

                Bermuda                              Not Applicable
     (Jurisdiction of Organization)       (I.R.S. Employer Identification No.)


            25 Church Street                     CT Corporation System
            P.O. Box HM 1502                         1633 Broadway
         Hamilton HM FX Bermuda                 New York, New York 10019
             (441) 292-3339                          (212) 664-1666
   (Address, including zip code, and    (Name, address, including zip code, and
 telephone number, including area code,  telephone number, including area code,
  of registrant's principal executive            of agent for service)
                offices)

                                   Copies to:

         Richard Warren Shepro                      Alexander M. Dye
          Mayer, Brown & Platt           LeBoeuf, Lamb, Greene & MacRae, L.L.P.
        190 South LaSalle Street                  125 West 55th Street
      Chicago, Illinois 60603-3441           New York, New York 10019-5389
             (312) 782-0600                          (212) 424-8000

                                --------------

   Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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--------------------------------------------------------------------------------

                                                                  Proposed
                                                                  Maximum        Proposed
                                                                 Aggregate       Maximum
                                                    Amount         Price        Aggregate      Amount of
                                                    to be       Per Security     Offering     Registration
     Title of Shares to be Registered             Registered         (1)         Price (1)        Fee
----------------------------------------------------------------------------------------------------------
Series C Preferred Shares, par value $1.00 per    2,000,000
 share.......................................       shares         $25.00      $50,000,000      $13,900
----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MARCH 5, 1999

PROSPECTUS

                                2,000,000 Shares

                          LaSalle Re Holdings Limited

                           Series C Preferred Shares

                                   --------

  A brief description of the Series C Preferred Shares can be found under "Prospectus Summary--Terms of the Offering" in this prospectus.

  We plan to list the Series C Preferred Shares on the New York Stock Exchange
under the trading symbol     . We expect that the Series C Preferred Shares
will begin trading on the New York Stock Exchange within 30 days after they are first issued.

                                   --------

  We urge you to carefully read the "Risk Factors" section beginning on page 12, where we describe specific risks associated with this offering, along with the rest of this prospectus before you make your investment decision.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                                             Per
                                                          Preferred
                                                            Share      Total
                                                          --------- -----------
Public Offering Price (1)................................  $25.00   $50,000,000
Underwriting Discount....................................  $        $
Proceeds to the Company (before expenses)................  $        $

-----
(1) Plus accrued dividends, if any, from the date of original issuance.

  We expect that the Series C Preferred Shares will be ready for delivery in
book-entry form only through The Depository Trust Company on or about March   ,
1999.

                                   --------

Salomon Smith Barney

                           Morgan Stanley Dean Witter

                                                        PaineWebber Incorporated

March   , 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            No.
                                                                            ----
ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES
 LAWS.....................................................................    1
WHERE YOU CAN FIND MORE INFORMATION.......................................    1
INCORPORATION BY REFERENCE................................................    2
NOTE ON FORWARD-LOOKING STATEMENTS........................................    2
PROSPECTUS SUMMARY........................................................    4
RISK FACTORS..............................................................   12
USE OF PROCEEDS...........................................................   19
CAPITALIZATION............................................................   20
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS.   20
BUSINESS..................................................................   21
DESCRIPTION OF SERIES C PREFERRED SHARES..................................   25
CERTAIN TAX CONSIDERATIONS................................................   32
UNDERWRITING..............................................................   43
LEGAL MATTERS.............................................................   44
EXPERTS...................................................................   44
GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS......................   45

                                 ------------

   You should rely only on the information incorporated by reference or set forth in this prospectus. Neither we nor the Underwriters have authorized anyone else to provide you with different information. We are offering these securities only in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover. Our business, financial condition, results of operations and prospects may have changed since that date.

   Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Series C Preferred Shares offered hereby, including overallotment, stabilizing bids, syndicate short covering transactions, and penalty bids. For a description of these activities, see "Underwriting."

   For North Carolina investors: These securities have not been approved or disapproved by the Commissioner of Insurance for the State of North Carolina, nor has the Commissioner of Insurance ruled upon the accuracy or the adequacy of this document. The buyer in North Carolina understands that neither LaSalle Re Holdings Limited nor its subsidiaries are licensed in North Carolina pursuant to Chapter 58 of the North Carolina General Statutes, nor could they meet the basic admission requirements imposed by such chapter at the present time.

   Consent under the Exchange Control Act 1972 (and regulations thereunder) has been obtained from the Bermuda Monetary Authority for the issue of the Series C Preferred Shares to persons not resident in Bermuda for exchange control purposes. In addition, a copy of this document has been delivered to the Registrar of Companies in Bermuda for filing pursuant to the Companies Act 1981 of Bermuda. In giving such consent and in accepting this prospectus for filing, the Bermuda Monetary Authority and the Registrar of Companies in Bermuda accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed herein.

   These securities may not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. All applicable provisions of the Financial Services Act 1986 of the United Kingdom must be complied with in relation to anything done in relation to these securities in, from or otherwise involving the United Kingdom. This document may not be issued or passed on to any person in the United Kingdom unless that person is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom this document may otherwise lawfully be issued or passed on.

                                 ------------

   In this prospectus, references to "dollar" and "$" are to United States currency.

                     ENFORCEMENT OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS

   We are a Bermuda company. In addition, certain of our directors and officers, as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on the civil liability provisions of the United States federal securities laws. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of United States federal securities laws relating to offers and sales of Series C Preferred Shares by serving CT Corporation System, 1633 Broadway, New York, New York 10019, our United States agent irrevocably appointed for that purpose.

   We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts based on the civil liability provisions of the United States federal securities laws obtained in actions against us or our directors and officers, as well as the experts named in this prospectus, who reside outside the United States or (2) original actions brought in Bermuda against us or those persons based solely upon United States federal securities laws. We also have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the laws of United States jurisdictions, including certain remedies available under the United States federal securities laws, would not be allowed in Bermuda courts as contrary to that nation's public policy.

                      WHERE YOU CAN FIND MORE INFORMATION

   The registration statement that contains this prospectus (including the exhibits to the registration statement) sets forth additional information about our company and the securities offered under this prospectus. In addition, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC").

   This registration statement and our SEC filings are available to the public on the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Rooms and its copy charges. You may also inspect the information we file with the SEC at the New York Stock Exchange's ("NYSE") office at 20 Broad Street, New York, New York 10005. Finally, you may obtain additional information about our company by accessing our web site at http://www.lasallere.com.

   Although we are incorporated in Bermuda, we are treated as a domestic corporation for purposes of certain requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the proxy rules. We currently do not fit the definition of a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act because U.S. residents own a majority of our outstanding voting securities and because a majority of our officers and directors live in the United States. However, it is possible that we could become a "foreign private issuer" in the future, in which case we would be exempted from the proxy and short-swing profit rules under Sections 14 and 16 of the Exchange Act and, for reporting purposes under the Exchange Act, would be subject to rules applicable to "foreign private issuers."

                           INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus.

   We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

  .  Annual Report on Form 10-K for the fiscal year ended September 30, 1998;
     and

  .  Quarterly Report on Form 10-Q for the fiscal quarter ended December 31,
     1998.

   You may request a copy of these filings (excluding exhibits) at no cost by writing to us at the following address: LaSalle Re Holdings Limited, Attention:
Investor Relations, P.O. Box HM 1502, Hamilton HM FX, Bermuda, or by telephoning us at (441) 292-3339.

                       NOTE ON FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. Forward-looking statements are statements other than historical information or statements of current condition. Such statements are identified by the use of forward-looking words or phrases including, but not limited to, "believes," "anticipates," "intends," "may," "estimates," and "expects." We based these forward-looking statements on our current plans and objectives for future operations, including our policy concerning dividends. Forward-looking statements are subject to risks and uncertainties and actual results may vary materially from those included within the forward-looking statements. Many factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

  . The occurrence of catastrophic events with a frequency or severity exceeding our estimates;

  . The occurrence of a single catastrophic event affecting multiple geographic zones;

  . Actual loss expenses exceeding our loss reserves, which are necessarily based on actuarial and statistical projections of ultimate loss expenses;

  .  A decrease in the level of demand for property catastrophe reinsurance;

  . An increase in the supply of property catastrophe reinsurance as a result of additional capital provided by recent or future market entrants or by existing property catastrophe reinsurers;

  . Increased competitive pressure from current reinsurers, including reinsurers that have increased their capacity as a result of recent consolidations, or future market entrants;

  . A competitive disadvantage resulting from certain of our principal competitors having higher financial ratings than we do, any future decline in or loss of our financial ratings or our non-admitted status in United States jurisdictions;

  . A major decrease in the cession of business from CNA Financial Corporation (together with its affiliates, "CNA") to us;

  . Changing rates of inflation and other economic conditions, which could have an adverse impact on loss payments, investment returns and premiums;

  . Losses due to fluctuations in foreign currency exchange rates or the failure of a counterparty to perform under any of our foreign exchange contracts or swap agreements;

  . The passage of federal or state legislation that would subject us to supervision or regulation in the United States;

  . Challenges by insurance regulators in the United States or the United Kingdom to our claim of exemption from insurance regulation under the current laws of such jurisdictions;

  . A contention by the United States Internal Revenue Service (the "IRS") that we or our insurance subsidiary, LaSalle Re Limited ("LaSalle Re"), conduct a trade or business within the U.S.; and

  . Any failure of our computer systems or the computer systems of third parties that are material to our operations (such as the computer systems of service providers, suppliers and brokers) to process correctly information relating to dates in and after the year 2000.

   The foregoing review of important factors is not exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

   This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before investing in the Series C Preferred Shares. Unless otherwise indicated, all financial information presented in this prospectus has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain terms used in this prospectus are defined in "Glossary of Selected Insurance and Reinsurance Terms." Unless the context otherwise requires, references in this prospectus to the "Company," "we," "our" and "us" include LaSalle Re Holdings Limited ("Holdings"), the issuer of the Series C Preferred Shares offered by this prospectus; LaSalle Re, the Company's insurance subsidiary; LaSalle Re (Services) Limited ("LaSalle Re Services"), the Company's London representative office; and LaSalle Re Corporate Capital Ltd. ("LaSalle Re Capital"), the Company's subsidiary, which is a corporate member of Lloyd's ("Lloyd's").

                                  The Company

Overview

   Our principal focus is to write property catastrophe reinsurance on a worldwide basis through our subsidiary, LaSalle Re. Property catastrophe reinsurance contracts cover unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Therefore, our results from fiscal quarter to quarter and fiscal year to year can vary significantly. We also seek to diversify our book of business and take advantage of pricing opportunities by offering other lines of reinsurance as appropriate. These lines currently include property risk excess, property pro rata treaty, casualty, marine, crop hail, aviation, satellite and political risk. In addition, through LaSalle Re Capital, we provide capital support to selected Lloyd's syndicates that individually write the following lines of business: direct insurance and facultative reinsurance; marine insurance and reinsurance; and professional indemnity, directors' and officers' insurance and bankers' blanket bond business.

   We have succeeded in attaining a selective and geographically diverse portfolio of property catastrophe reinsurance risks. In the year ended September 30, 1998, 48.0% of our gross premiums written, excluding gross premiums written relating to LaSalle Re Capital, represented U.S.-based risks, 10.7% represented continental Europe-based risks, 8.7% represented U.K.-based risks and 32.6% represented risks located in a variety of geographic zones elsewhere in the world. We have developed a strong base of regional business in discrete zones within the U.S. This business assists us in diversifying our U.S.-based risks and makes more efficient use of our capital by limiting exposures that span multiple geographic regions. In the year ended September 30, 1998, this business, which we classify as regional and super-regional, accounted for 43.5% of our U.S.-based gross premiums written.

   As of December 31, 1998, our total assets equaled $710.8 million, and our total shareholders' equity and minority interest (together, "Combined Equity") equaled $524.5 million. Our principal executive offices are located at 25 Church Street, Hamilton HM FX Bermuda, and our phone number is (441) 292-3339.

Capital Management Strategy

   We have always pursued a capital management strategy focused on balancing capital levels with aggregate exposures while seeking strong returns on shareholders' equity. Consistent with this strategy, we have maintained a dividend policy of distributing to holders of our common shares, par value $1.00 per share (the "Common Shares"), and to holders of exchangeable non-voting shares of LaSalle Re (the "Exchangeable Non-Voting Shares") in each fiscal year 50% to 60% of the excess of our net income (before minority interest) from the prior fiscal year over dividends payable on all series of our preferred shares in the current fiscal year.

   In order to reduce our earnings volatility and protect our capital base, we have a multi-year excess of loss reinsurance program in place. The program, originally entered into on January 1, 1997, provides $100 million of coverage, in excess of $100 million, for each of three individual loss events up to an aggregate coverage of $300 million. The current program was renewed effective January 1, 1999 and terminates on December 31, 2002. The reinsurance is provided by a company that holds a claims-paying rating of "AA" (Excellent) from Standard & Poor's Ratings Services ("S&P").

   Effective July 1, 1997, we entered into a $100 million multi-year Catastrophe Equity Put ("CatEPut") option program. The CatEPut option will enable us to put up to $100 million of equity to certain capital providers through the issue of convertible preferred shares (the "Series B Preferred Shares") at pre-negotiated terms, in the event of a major catastrophe or series of large catastrophes that cause us substantial losses. In the event the Series B Preferred Shares are issued pursuant to the CatEPut, we will pay dividends on the Series B Preferred Shares at a rate per annum equal to the then-current LIBOR rate plus an additional 2.0% to 4.0%, depending on our then-current credit rating. The dividend rate, at the time the Series B Preferred Shares are issued, may also be subject to a modest decrease depending on the level and quality of our reinsurance coverage. After the first anniversary of the issuance of any Series B Preferred Shares (or earlier in certain limited circumstances), we may, at our option, redeem any or all of the outstanding Series B Preferred Shares at a redemption price per share equal to the aggregate of (1) the liquidation preference of $25.00 per share, (2) an early redemption premium of $0.25 per share if such shares are redeemed on or after the second anniversary but before the third anniversary of their issuance or $0.50 per share if such shares are redeemed prior to the second anniversary of their issuance, and (3) any accrued but unpaid dividends on such shares. In addition, after the third anniversary of the issuance of the Series B Preferred Shares (or earlier in certain limited circumstances), any holder of Series B Preferred Shares may, at such holder's option, cause us to convert such holder's Series B Preferred Shares into Common Shares, subject to certain restrictions.

Operating Strategies

   We pursue the following operating strategies which, in conjunction with our capital management strategy, are intended to maximize return on shareholders' equity:

   Focus on Property Catastrophe Reinsurance. We concentrate on writing property catastrophe reinsurance of risks located throughout the world. For the year ended September 30, 1998, we derived 67.2% of our gross premiums written from property catastrophe reinsurance compared to 84.5% of our gross premiums for the year ended September 30, 1997. The high level of severity and frequency of property catastrophe losses from 1987 through 1992 precipitated a general increase in rates and attachment points in this line of reinsurance. Although rates have declined from their highs in 1993 and 1994, we believe that property catastrophe reinsurance can still be significantly profitable for a reinsurer, such as the Company, that has the financial strength, flexibility and responsiveness needed to attract quality business and the high level of technical underwriting judgment and skill necessary to price risks appropriately.

   Selectively Write Other Lines of Business. While property catastrophe reinsurance is our primary focus, we also seek to take advantage of pricing opportunities that may occur in other lines of reinsurance. These lines generally are characterized by a relatively short period between the collection of premium and the notification of loss. These lines currently include property risk excess and pro rata treaty insurance, which constituted 6.7% of our gross premiums written in the year ended September 30, 1998 and 5.2% of our gross premiums in the year ended September 30, 1997. We also write casualty, marine, crop hail, aviation, satellite reinsurance, and political risk coverages. We believe that writing these types of reinsurance enhances our use of capital because they generally create little additional aggregate exposure for the Company. In addition, we formed LaSalle Re Capital to provide capital support to selected Lloyd's syndicates. As a corporate member of Lloyd's, LaSalle

Re Capital now participates in three Lloyd's syndicates. One of these syndicates writes direct insurance and facultative reinsurance, one writes marine insurance and reinsurance, and one writes professional indemnity, directors' and officers' insurance and bankers' blanket bond business. For the year ended September 30, 1998, LaSalle Re Capital provided 13.5% of our gross premiums and for the year ended September 30, 1997, LaSalle Re Capital provided 8.2% of our gross premiums. LaSalle Re Capital provides capital support to the syndicates through letters of credit.

   Utilize a Disciplined Underwriting Approach. We make underwriting decisions following analysis of each reinsurance contract based on the expected incremental return on equity in relation to our overall portfolio of reinsurance contracts. To assess our property catastrophe risks, we use a variety of underwriting techniques, including simulation models, exposure ratings and experience ratings. We have developed a proprietary L-CAM(TM) catastrophe analysis model to assess our risks in the U.S. property catastrophe market. We control and monitor our aggregate exposures on a real-time basis using computer-based rating and control systems. We are highly selective in accepting risks, extending coverage on slightly less than half of the contract submissions we received in the year ended September 30, 1998.

   Maintain and Develop Long-Term Relationships with Clients and Brokers. We seek to maintain and develop long-term relationships with our clients and brokers by providing a high level of service. We promptly respond to underwriting submissions, design customized programs, offer lead terms when circumstances warrant and pay valid claims within an average of five days. We retain a substantial portion of our clients from year to year. Retaining clients permits us to use our experience regarding a client's underwriting practices and risk management systems to underwrite our own business with greater precision. In addition, our relationships with brokers permit us to obtain business and monitor developments in various lines of reinsurance in order to increase our writings when market conditions in those lines are favorable.

                             Terms of the Offering

   The description of the terms of the Series C Preferred Shares in this section is a summary of the terms of such Shares. You should refer to the terms and provisions of the Certificate of Designation relating to the Series C Preferred Shares (the "Certificate of Designation") and the bye-laws of Holdings (the "Bye-Laws") for a complete description of such terms. See "Description of Series C Preferred Shares."

Securities Offered........  2,000,000 Series C Preferred Shares.

Dividends.................  Holders will be entitled to receive, when, as and if declared out of funds legally available,
                            dividends quarterly in arrears on the      day of
                                     ,           ,            and            of
                            each year (or, if such date is not a business day, on the business day immediately before such date),
                            commencing       , 1999, in an amount per share
                            equal to     % of the liquidation preference per
                            annum (equivalent to $       per share). These
                            dividends will accrue from the date the Company originally issues the Series C Preferred Shares. See "Description of Series C Preferred Shares-- Dividends."

Liquidation Preference....  Upon liquidation, holders of the Series C Preferred
                            Shares will be entitled to receive out of assets of the Company legally available for distribution to shareholders $25.00 per share, plus accrued and unpaid dividends, if any, to the date of liquidation. This liquidation preference is payable out of any surplus assets and equals the liquidation preference for our Series A Preferred Shares, par value $1.00 per share (the "Series A Preferred Shares"), and, if issued, the Series B Preferred Shares. See "Description of Series C Preferred Shares--Liquidation Rights."

Conversion................  The Series C Preferred Shares are not convertible into or exchangeable for any other securities of the Company.

Redemption................  On and after       , 2004, we have the right to
                            redeem the Series C Preferred Shares, in whole or
                            in part, at any time, at a redemption price of
                            $25.00 per share, plus accrued and unpaid
                            dividends, if any, to the date of redemption. Prior
                            to        , 2004, we may also redeem the Series C
                            Preferred Shares if we submit to holders of Common
                            Shares a proposal for any matter that requires an affirmative vote of the holders of the Series C
                            Preferred Shares at a redemption price of $26.00 per share, plus accrued and unpaid dividends, if any, to the date of redemption. In either situation, we would have to give holders of the Series C Preferred Shares 30 to 90 days' notice of redemption. The Series C Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption. See
                            "Description of Series C Preferred Shares--
                            Redemption."

Special Representation
 and Voting Rights .......
                            Generally, the holders of Series C Preferred Shares will not have any voting rights. If we fail to pay dividends on the Series C Preferred Shares or any class or series of capital shares ranking equal with the

                            Series C Preferred Shares with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up ("Parity Shares") for six full dividend periods (whether or not consecutive), holders of the Series C Preferred Shares (voting together as a class with the holders of Parity Shares) will have the right to elect two special representatives to Holdings' Board of Directors (the "Board"). These special representatives will be entitled to receive notice of and to take part in Board meetings, with the privilege of voice but not vote, until we pay all outstanding dividends. At all times when the holders of the Series C Preferred Shares and any Parity Shares have the right to be represented by special representatives at the Holdings Board level, Holdings must elect, to the extent permitted under Bermuda law, two additional directors of LaSalle Re designated by the special representatives. These rights will allow the holders of Series C Preferred Shares and any Parity Shares to exercise, in effect, voting rights through board members at the LaSalle Re board level under such circumstances. In addition, certain changes that would vary the rights of holders of Series C Preferred Shares cannot be made without the approval of the holders of 75% of the Series C Preferred Shares. See "Description of Series C Preferred Shares--Special Representation and Voting Rights; Relationship to Preferred Shares of LaSalle Re."

Ranking...................  The Series C Preferred Shares will rank senior to the Common Shares and equal to the Series A
                            Preferred Shares and, if issued, the Series B Preferred Shares with respect to payment of dividends and amounts upon liquidation, dissolution or winding up. See "Description of Series C Preferred Shares--Dividends" and "Description of Series C Preferred Shares--Liquidation Rights." The Company is a holding company with no operations or significant assets other than its ownership of a majority of the capital stock of LaSalle Re. Our right to receive dividends from LaSalle Re is subject to claims of LaSalle Re's creditors and regulatory requirements. See "Risk Factors."

Limitations on Transfer
 and Ownership ...........
                            No person may own more than 9.9% of the outstanding Series C Preferred Shares. We will repurchase any shares owned by a person in excess of this 9.9% limitation within 20 days after becoming aware of such excess ownership. The Board may exempt from the foregoing requirement any person who has provided evidence that such ownership will not cause adverse tax, legal or regulatory consequences to the Company, any of its subsidiaries or any of its shareholders. The Bye-Laws provide for additional limitations on transfer and ownership of capital stock of the Company. See "Description of Series C Preferred Shares--Limitations on Transfer and Ownership" and "Certain Tax Considerations-- Taxation of Shareholders."

NYSE Listing..............  We intend to list the Series C Preferred Shares on the NYSE. If our application is approved, trading in the Series C Preferred Shares is expected to commence within 30 days after the initial delivery of the Series C Preferred Shares. See "Underwriting."

Ratings...................  S&P rated the Series C Preferred Shares [ ] and
                            Moody's Investors Service, Inc. ("Moody's") rated the Series C Preferred Shares [ ]. S&P and Moody's issued these rating with the understanding that they will continue to monitor the credit rating of the Company and will make future adjustments to the extent warranted. A rating reflects only the views of S&P or Moody's, as the case may be, and is not a recommendation to buy, sell or hold the Series C Preferred Shares. These ratings may be lowered or withdrawn at any time by S&P or Moody's if such rating agency determines the circumstances so warrant.

Use of Proceeds...........  All of the net proceeds from the sale of Series C
                            Preferred Shares will be contributed to the capital of LaSalle Re, which will provide further support for our underwriting.

                      Selected Consolidated Financial Data
            (Dollars in thousands, except share and per share data)

   The historical consolidated financial data presented below as of and for the periods ended September 30, 1998, 1997 and 1996 were derived from and should be read in conjunction with our audited consolidated financial statements and related notes incorporated by reference in this prospectus. The historical consolidated financial data presented below as of and for the periods ended December 31, 1998 and 1997, except as indicated below, were derived from and should be read in conjunction with our unaudited consolidated financial statements, which we believe incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods.

                            Three Months Ended
                               December 31,              Year Ended September 30,
                          ------------------------  -------------------------------------
                             1998         1997         1998         1997         1996
                          -----------  -----------  -----------  -----------  -----------
Statement of Income Data
  Net premiums written..  $    10,828  $    11,084  $   147,501  $   163,693  $   190,151
  Net premiums earned...       35,130       37,919      154,620      163,933      195,141
  Net investment income
   (including realized
   gains/losses)........       10,146        8,856       39,863       33,664       26,428
  Losses and loss
   expenses incurred....       30,586        8,698       95,539       31,199       51,477
  Underwriting expenses.        5,664        6,174       22,661       26,018       27,268
  Operating expenses(1).        2,167        2,224       11,051       18,912       13,373
  Income before minority
   interest.............        6,859       29,679       65,232      121,468      129,451
  Minority interest(2)..        1,155        5,901       13,426       24,391       47,966
  Net income............        5,704       23,778       51,806       97,077       81,485
  Earnings per Common
   Share--assuming
   dilution(3)..........         0.25         1.34         2.80         5.14         5.40
  Weighted average
   shares
   outstanding(4).......   20,859,905   20,862,357   20,919,405   22,998,936   23,967,870
  Dividend per Common
   Share(5).............  $     0.375  $      0.75  $      3.00  $      2.84  $      0.75
Balance Sheet Data (at
 end of period)
  Total investments and
   cash.................  $   580,126  $   568,521  $   606,757  $   553,043  $   537,504
  Reinsurance balances
   receivable...........       66,977       54,492       86,779       80,041       70,625
  Total assets..........      710,757      675,352      757,290      686,088      634,374
  Reserve for losses and
   loss expenses........      100,534       45,186       97,942       45,491       49,875
  Reserve for unearned
   premiums.............       57,134       59,161       83,119       88,490       82,894
  Combined Equity.......      524,522      534,163      535,622      518,581      486,918
  Book value per
   share(6).............        22.19        23.96        23.44        23.23        21.42
Other Data
  Loss and loss expense
   ratio(7).............         87.1%        22.9%        61.8%        19.0%        26.4%
  Expense ratio(7)......         23.1%        21.8%        20.4%        23.6%        19.6%
  Combined ratio(7).....        110.2%        44.7%        82.2%        42.6%        46.0%
  Return on average
   Combined Equity(8)...          4.6%        24.8%        13.0%        25.4%        29.2%
  Total statutory
   capital and
   surplus(9)...........  $   495,323  $   507,801  $   506,028  $   490,165  $   475,580

--------
(1) Includes operating expenses, corporate expenses, interest payable, foreign exchange gains and losses and other income.
(2) Minority interest represents shares of LaSalle Re that are held as Exchangeable Non-Voting Shares. These shares currently constitute approximately 22% of the capital stock of LaSalle Re. Exchangeable Non-Voting Shares are held by Aon Corporation and CNA. The Exchangeable Non-Voting Shares are exchangeable at the option of the holder, for Common Shares on a one-for-one-basis, unless the Board determines that such exchange may cause actual or potential adverse tax consequences to the Company or any shareholder. See "Certain Tax Considerations."
(3) Earnings per Common Share are calculated by dividing net income available to common shareholders before minority interest by the weighted average shares outstanding.
(4) Weighted average shares outstanding include Common Shares, Exchangeable Non-Voting Shares and the dilutive potential Common Shares outstanding during the period of calculation.
(5) Dividend per Common Share is based on outstanding Common Shares of 15,780,483 and 15,133,915 as at December 31, 1998 and 1997, respectively, and 15,178,791, 15,073,914 and 14,397,720, as at September 30, 1998, 1997
    and 1996, respectively.
(6) Book value per share is calculated based on Combined Equity (less preferred equity) divided by the total of Common Shares and Exchangeable Non-Voting Shares of 20,253,129 and 19,152,061 at December 31, 1998 and 1997,
    respectively, and 19,651,437, 19,092,060 and 22,727,010 as at September 30,
    1998, 1997 and 1996, respectively.
(7) The loss and loss expense ratio is calculated by dividing the losses and loss expenses incurred by net premiums earned. The expense ratio is calculated by dividing underwriting expenses and certain operational expenses by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the expense ratio.
(8) Return on average Combined Equity is calculated by dividing net income available to common shareholders before minority interest by the average of the opening and closing common shareholders' equity and minority interest. The adjustment in respect of minority interest reflects the exchangeable nature of the Exchangeable Non-Voting Shares. Closing shareholders' equity and minority interest reflects any dividends declared or paid during such periods, with the average not adjusted to reflect the timing of dividends declared or paid.
(9) Total statutory capital and surplus of LaSalle Re is calculated in accordance with the provisions of The Insurance Act 1978 of Bermuda, amendments thereto and related regulations.

   Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

   The following table sets forth the ratio of earnings to combined fixed charges and preferred share dividends for the Company on a consolidated basis for the years ended September 30, 1998, 1997 and 1996 and for the three months ended December 31, 1998. The Company had no debt or preferred shares outstanding prior to 1996.

   The ratio of earnings to fixed charges and preferred share dividends is calculated by dividing the amount of net income before minority interest and interest expense by the total amount of interest expense and preferred share dividends.

                                                                  Year Ended
                                                                 September 30,
                                             Three Months Ended ---------------
                                             December 31, 1998  1998 1997 1996
                                             ------------------ ---- ---- -----
      Ratio of earnings to fixed charges....        3.5         7.9  24.5 584.1

                                  RISK FACTORS

   An investment in the Series C Preferred Shares involves a high degree of risk. You should carefully consider the following factors, in addition to the other information set forth in the prospectus, before you buy any Series C Preferred Shares.

 . We may experience substantial volatility in our financial results for any fiscal period.

   We primarily underwrite property catastrophe reinsurance, which covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Because we have large aggregate exposures to these disasters, we expect our claims experience to be characterized by relatively low frequency and high severity. The occurrence of claims from catastrophic events will likely cause substantial volatility in our financial results for any fiscal quarter or year, which could adversely affect our ability to pay dividends on the Series C Preferred Shares. We try to manage our exposures to catastrophic events by limiting the amount of our exposure in each geographic zone worldwide and by requiring that our property catastrophe contracts provide for aggregate limits and attachment points. Nonetheless, a single catastrophic event could affect multiple geographic zones, and the frequency and/or severity of catastrophic events could exceed our estimates. These events could have a material adverse effect on our financial condition and results of operations and our ability to write new business and to pay dividends. Historically, catastrophic events of significant magnitude have occurred relatively infrequently. We believe that the property catastrophe reinsurance market experienced a high level of worldwide catastrophic losses in terms of both frequency and severity from the late 1980s to the early 1990s as compared with prior years. We expect that increases in the values and concentrations of insured property and the effects of inflation will increase the severity of such occurrences per year in the future.

 . We are subject to rate pressures affecting the market, which may affect our profitability.

   Based on our marketing efforts, reinsurance contract submissions and publicly available information, we believe that property catastrophe rates have decreased in recent years. In particular, rates have declined significantly in areas, such as Japan and Europe, where there have been relatively few catastrophic losses, while in the U.S. market, where the level of property catastrophe losses has generally been higher than in international markets in recent years, rates have decreased to a lesser degree. Based on the 1999 contract renewals that have occurred to date, we estimate that we have experienced modest overall global rate decreases compared to 1998. Although it is possible that rates will continue to decrease, we expect the declining movement of rates to decelerate and rates to stabilize through the rest of the 1999 underwriting year. As a result of the decline in rates, we expect net premiums written from property catastrophe reinsurance to decline in 1999. The present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or existing property catastrophe reinsurers and capital market alternatives such as catastrophe bonds and other financial instruments. We have expanded into other lines of business that we believe present attractive pricing opportunities. We cannot assure you that these pricing opportunities will continue.

 . We are dependent on dividends and payments from our subsidiary, LaSalle Re, to fund preferred share dividends and other expenses.

   As a holding company with no direct operations, our primary asset is our majority interest in the capital stock of LaSalle Re. We rely on cash dividends and other permitted payments from LaSalle Re to pay expenses, to make principal and interest payments on our debt, and to pay dividends to our shareholders. Bermuda law and regulations, including The Insurance Act 1978 (together with amendments thereto and related regulations, the "Insurance Act") limits LaSalle Re's payment of dividends to us. The Insurance Act prohibits LaSalle Re from paying dividends during any financial year of more than 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless LaSalle Re first files with the Bermuda Registrar of Companies an affidavit stating that it will continue to meet the required solvency margin and minimum liquidity ratio requirements. The Insurance Act also prohibits LaSalle Re from declaring or paying any dividends without the approval of the Minister of Finance if it failed to meet its required margins on the last day of the previous financial year. The Insurance Act also requires LaSalle Re to maintain a minimum solvency margin and minimum liquidity ratio and prohibits dividends which would result in a breach of these requirements. In addition, the Insurance Act prohibits LaSalle Re from reducing its total statutory capital, as shown on its statutory balance sheet in relation to the previous financial year, by 15% or more without the approval of the Minister of Finance. Based on these regulations,
LaSalle Re could pay $      million in dividends in the current fiscal year
without receiving such approval. Because of our holding company structure, our right, and the right of our creditors and shareholders, to participate in any distribution of assets of any subsidiary, including LaSalle Re, upon our liquidation, reorganization or otherwise, is necessarily subject to the prior claims of creditors of such subsidiary, except that our claims as a creditor of such subsidiary may be recognized. We cannot assure you that we will have sufficient funds to pay dividends to holders of the Series C Preferred Shares. Further, we can only pay dividends and make other distributions out of funds legally available for such purposes.

 . Our credit facility and our available capital affect our ability to pay dividends.

   Our credit facility currently restricts dividends to a maximum of 50% of net income from the prior fiscal year less amounts paid on the Series A Preferred Shares. In order to pay dividends in excess of that amount, we would have to renegotiate certain terms of our credit facility. Since the Board may authorize the issuance of additional classes or series of preferred shares, we could incur obligations in the future to pay additional preferred dividends. Paying dividends will make less capital available to sustain catastrophic losses than would otherwise be the case. If we were to experience substantial losses, our ability to pay dividends could be adversely affected.

 . A sudden loss of the business ceded to us by CNA could impair our geographic diversity of risk, which in turn could affect our profitability.

   During each year of our operations, CNA has ceded to us a portion of its book of property catastrophe reinsurance business. This ceded business represented 10.8% of our gross premiums written in the fiscal year ended September 30, 1998, 12.5% of our gross premiums written in the fiscal year ended September 30, 1997 and 12.7% of our gross premiums written in the fiscal year ended September 30, 1996. These cessions helped us to diversify our exposure geographically, which might have been difficult for a newly organized reinsurer to establish on its own. Excluding the business ceded by CNA and the business written by LaSalle Re Capital, for the fiscal year ended September 30, 1998, 54.9% of our premiums written represented U.S.-based risks and the remaining 45.1% represented risks based in other territories around the world. Although we expect the level of such cessions to continue to decrease, if CNA suddenly stopped ceding business to us, the geographical diversity of our portfolio of property catastrophe risks and our results of operations could be materially adversely affected.

 . Conflicts of interest may arise as a result of transactions with our affiliates.

   Effective on October 1, 1998, we assumed direct responsibility for our underwriting and hired all of the personnel formerly assigned by CNA (Bermuda) Services Limited ("CNA Bermuda") to provide contract underwriting services to us. In connection with these changes, we entered into an underwriting support services agreement (the "Underwriting Support Services Agreement") with CNA Re Services Company ("CRSC") and CNA Bermuda. Under the Underwriting Support Services Agreement, which expires on September 30, 2001, CRSC and CNA Bermuda provide us, on a daily or hourly fee basis, various support services upon request. We pay CNA Bermuda a $333,333 annual retainer, which CRSC credits against its daily or hourly fees and associated travel expenses. In recognition of the contribution made by CNA Bermuda to the development of our business, we have agreed, subject to certain conditions, to pay CNA Bermuda an underwriting profit commission of 1.67% of the aggregate net underwriting profits of LaSalle Re for each fiscal year during the term of the Underwriting Support Services Agreement for which our loss ratio is 70% or less. For business written prior to October 1, 1998, the Underwriting Support Services Agreement requires that we pay CNA Bermuda the service fee and underwriting profit commission, subject to certain modifications, that would have been due under the prior agreement with CNA, which was terminated effective on October 1, 1998.


   The Underwriting Support Services Agreement may give rise to potential conflicts of interest between CNA and us. However, as provided under Bermuda law, directors who have an interest in any matter are permitted under Holdings' Bye-Laws and LaSalle Re's bye-laws to vote with respect to such matters as long as they have disclosed their interest. Any of our directors who are directly or indirectly interested in a proposed contract or other matter with such company must declare the nature of such interest to the Board. Similarly, a director of LaSalle Re would have to disclose such an interest to the Board of Directors of LaSalle Re. The Board approved the Underwriting Support Services Agreement by both a unanimous vote of the directors present and a unanimous vote of all of the directors present who were not affiliated with CNA. Conflicts of interest could also arise from the fact that CNA competes with us for property catastrophe and other lines of reinsurance underwritten by us. In addition, CNA, Aon Corporation (together with its affiliates, "Aon"), Corporate Partners, L.P. (together with its related parties, "Corporate Partners") and certain other investors (collectively with CNA, Aon and Corporate Partners, the "Founding Shareholders") have sponsored, and may in the future sponsor or otherwise participate in, insurance ventures with other entities that compete, and may in the future compete, with us. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to CNA, Aon or other Founding Shareholders, on the one hand, and us, on the other hand. CNA and Aon also have entered into agreements and maintain relationships with numerous companies that may compete with us. We do not have any agreement or understanding with CNA, Aon or any other Founding Shareholder on how to resolve any of these potential conflicts of interest.

 . Our financial information includes estimates from our Lloyd's operations, which may differ from the final results of those operations.

   Through our subsidiary, LaSalle Re Capital, we provide capital support to selected Lloyd's syndicates. We provided capital support to three syndicates for the 1997 year of account of approximately $27.4 million ((Pounds)16.3 million) and for the 1998 year of account of approximately $28.2 million ((Pounds)16.8 million). Through this support, as at September 30, 1998, we wrote gross premiums of approximately $17.2 million for the 1997 year of account and approximately $18.0 million for the 1998 year of account. We are committed to provide capital support for the 1999 year of account to the same syndicates that we supported in 1998. We do not expect our level of support to change materially from the level we provided in 1998. The three-year system for declaring profits and losses operated by Lloyd's necessitates our using estimates and assumptions in producing financial results for a 12-month period. In consolidating LaSalle Re Capital's results, these estimates and assumptions affect the disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could be significantly different from those estimates. The estimates most susceptible to significant change are those used in determining the liability for unpaid losses and loss expenses and the amount of ultimate premiums written.

 . Our actual losses could vary from our loss reserves.

   We establish loss reserves for the ultimate settlement costs of all loss and loss expenses incurred with respect to business we write. Loss reserves are estimates derived from actuarial and statistical projections of our expectations of ultimate loss and loss expenses for incurred losses at a given time. Under GAAP, we are not permitted to establish loss reserves with respect to our property catastrophe reinsurance until an event occurs that may give rise to a claim. As a result, we may set aside loss reserves applicable only to losses incurred up to the reporting date, with no allowance for a contingency reserve to account for expected future losses. Reserve estimates by relatively young property catastrophe reinsurers like us may be inherently less reliable than the reserve estimates of reinsurers with stable volumes of business and an established claims history. Actual losses and loss expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. If our final loss settlements significantly exceed our loss reserves, our financial condition and results of operations in a particular period could suffer materially.

 . We operate in a very competitive environment.

   The property catastrophe reinsurance industry is highly competitive. Competition in the types of reinsurance that we underwrite is based on many factors, including rates and other terms and conditions offered, services provided, ratings assigned by independent rating agencies, speed of claims payment, perceived financial strength of the reinsurer and reputation and experience of the reinsurer in the line of reinsurance to be written. We compete with major U.S. and non-U.S. insurers and property catastrophe reinsurers, including other Bermuda-based property catastrophe reinsurers and CNA. Some of our competitors have greater financial and organizational resources than we do. Moreover, several recent consolidations in the reinsurance industry have increased the capacity of certain of our competitors. The property catastrophe industry now also uses capital markets in structuring reinsurance agreements with catastrophe bonds and other financial instruments. This means that we now face competition from other financial institutions besides traditional reinsurers. In addition, Lloyd's began to allow capital from corporate investors in 1994. We may not be aware of other companies that may be planning to enter the property catastrophe reinsurance market or of existing property catastrophe reinsurers that may be planning to raise additional capital.

 . Some of our competitors have higher claims-paying ratings.

   With regard to its claims-paying ability, A.M. Best Company, Inc. ("A.M. Best") currently rates LaSalle Re as "A" (Excellent) and S&P rates LaSalle Re as "A" (Good). These companies base their ratings on factors of concern to cedents and brokers, rather than investors. Brokers and cedents, however, use insurance ratings to assess the financial strength and quality of reinsurers. These claims-paying ratings do not assess our securities and do not constitute recommendations to buy, hold or sell our securities. While we believe that our ratings will not be a major competitive advantage or disadvantage, some of our principal competitors have higher ratings than we do. In addition, the lack of a rating of its reinsurer may adversely affect a cedent's own rating. Therefore, a cedent may elect to reinsure with one of our competitors that has a higher insurance rating. Similarly, the lowering or loss of a rating in the future could adversely affect our ability to compete.

 . We are only licensed or admitted as an insurer in Bermuda.

   Other than being a corporate member of selected Lloyd's syndicates, we are licensed and/or admitted as an insurer only in Bermuda and have no plans to become licensed or admitted in any other jurisdiction. Because jurisdictions in the United States do not permit cedents to take credit for reinsurance obtained from unlicensed or non-admitted reinsurers on their statutory financial statements unless security is posted, our reinsurance contracts with United States cedents generally require us to post a letter of credit or provide other security for outstanding claims and/or unearned premiums. In order to post these letters of credit, issuing banks generally require us to provide collateral equal to 115% of such amounts. As a result of the size of our capitalization, we do not believe that our non-admitted status in any jurisdiction has, or should have, a material adverse effect on our ability to compete or obtain business in the property catastrophe reinsurance market in which we operate, principally because many of our competitors are not admitted or licensed in United States jurisdictions. However, it is possible that increased competitive pressure from current reinsurers and future market entrants or our non-admitted status could adversely affect us.

 . Bermuda regulations impose some restrictions on our business.

   LaSalle Re is registered as an insurer and is subject to regulation and supervision in Bermuda under the Insurance Act. The Insurance Act generally is designed to protect insureds and ceding insurance companies rather than shareholders. Among other things, the Insurance Act requires LaSalle Re to maintain minimum levels of capital and surplus, prescribes solvency margins that must be maintained and requires periodic examinations of LaSalle Re and its financial condition. These provisions may, in effect, restrict the ability of LaSalle Re to write new business or distribute funds to Holdings. As a holding company, Holdings depends on such distributions as its principal source of funds. Other relevant Bermuda statutes and regulations may also limit transfers of ownership of LaSalle Re's capital stock and may impede Holdings' ability to effect a business combination involving a substantial change in the ownership or control of LaSalle Re or Holdings.

 . Regulatory challenges in the United States or elsewhere could adversely affect our business.

   LaSalle Re is registered and/or licensed as an insurance company only in Bermuda. For the fiscal year ended September 30, 1998, 48.0% of our net premiums written represented U.S.-based risks. The insurance laws of each state of the United States do not directly regulate the sale of reinsurance to insurance companies domiciled or licensed therein by alien reinsurers, like the Company. Nevertheless, the sale of reinsurance by alien reinsurers to insurance companies domiciled or licensed in United States jurisdictions is indirectly regulated by state "credit for reinsurance" laws that operate to deny financial statement credit to ceding insurers unless the non-admitted alien reinsurer posts acceptable security for ceded liabilities and agrees to certain contract provisions (e.g., insolvency and intermediary clauses). Although the insurance laws of United States jurisdictions generally exempt the business of reinsurance from "doing business" laws, we conduct our business at our principal offices in Bermuda and do not maintain an office in the United States. Our personnel do not solicit, advertise, settle claims or conduct other insurance activities in the United States. We issue and deliver policies and premiums outside the United States. We do not believe that we are subject to the insurance laws of any state in the United States. Nevertheless, we could face inquiries or challenges to our insurance activities in the future.

 . Legislative or regulatory initiatives in the United States or elsewhere could adversely affect our business.

   From time to time, lawmakers and regulators in the United States have considered initiatives involving further supervision and regulation of the insurance industry, including proposals to supervise and regulate alien reinsurers. While federal and state authorities have not adopted any of these proposals to date, we cannot assure you that existing laws and regulations will remain the same. The U.S. Congress or a state legislature could enact legislation subjecting us to supervision and regulation in the United States, which could have a material adverse effect on us. In addition, we cannot assure you that if we were to become subject to any laws of the United States or any state thereof or of any other country at any time in the future, we would be in compliance with such laws.

 . UK regulation could affect our operations in the future.

   LaSalle Re Services maintains an office in London in order to introduce prospective customers to the Company. LaSalle Re Services is not registered as an insurer in England or in any other jurisdiction. Although we believe that LaSalle Re Services is not required to be so registered and also believe that the impact of other U.K. regulation on our business is minimal, U.K. regulation could materially affect its operations in the future.

 . Changes in Lloyd's regulation could affect LaSalle Re Capital in the future.

   As a corporate member of Lloyd's, LaSalle Re Capital is subject to Lloyd's regulation. LaSalle Re Capital's ability to continue to underwrite as such in future years may be affected by changes in such regulation. The volume of business that can be written from one year of account to the next depends on the level of funds we make available to support such underwriting. Based on its corporate membership in Lloyd's, LaSalle Re Capital is also registered in Bermuda under the Insurance Act as a "member of a recognized association of underwriters" and, as such, may in the future be affected by changes to the conditions of such registration.

 . We could be subject to U.S. corporate income tax.

   We intend to operate the business of Holdings and LaSalle Re in a manner that will cause them not to be engaged in the conduct of a trade or business within the U.S. Accordingly, neither Holdings nor LaSalle Re will be required to pay U.S. corporate income tax, other than withholding tax on certain U.S. source income. However, if the Internal Revenue Service (the "IRS") successfully contended that Holdings or LaSalle Re is engaged in such a trade or business, Holdings and LaSalle Re would be subject to U.S. corporate income tax on that portion of their net income treated as effectively connected with a U.S. trade or business, as well as the U.S. branch profits tax. Even if the IRS successfully contended that LaSalle Re was engaged in a U.S. trade or business, if LaSalle Re were entitled to benefits under the U.S.-Bermuda income tax treaty (the "Bermuda Treaty"), the Bermuda Treaty would preclude the IRS from taxing LaSalle Re on its business income except to the extent that such income were attributable to a permanent establishment maintained by LaSalle Re in the U.S. We do not believe that LaSalle Re has a permanent establishment in the U.S. However, if the IRS successfully contended that LaSalle Re has such an establishment, LaSalle Re would be subject to U.S. taxation to such extent. If Holdings and/or LaSalle Re become subject to U.S. income tax and branch profits tax, our net income would be materially adversely affected. LaSalle Re Capital is a corporate member of Lloyd's. Pursuant to a Closing Agreement between Lloyd's and the IRS, LaSalle Re Capital will be treated as engaged in business in the U.S. and is subject to U.S. corporate income tax on its net income from U.S. sources.

 . Our shareholders could be subject to U.S. taxes.

   Generally, U.S. shareholders of Holdings will not be subject to any U.S. tax until they receive a distribution from Holdings or dispose of their Common Shares, Series A Preferred Shares or Series C Preferred Shares. However, special provisions of the U.S. Internal Revenue Code of 1986 (the "Code") may apply to U.S. taxpayers who directly, indirectly or by attribution own 10% or more of the total combined voting power of all classes of capital stock of Holdings, LaSalle Re and/or LaSalle Re Capital. Under these provisions, such taxpayers will be required to include in their income their pro rata share of our income as earned (other than LaSalle Re Capital's income subject to U.S. corporate income tax), even if not distributed. We have attempted to avoid being subject to these provisions by including in our Bye-Laws provisions that limit the ownership of any type of shares to levels that will not subject shareholders to U.S. taxes. Based on these Bye-Laws, we have been advised by our United States counsel that our shareholders should not be subject to these U.S. taxes.

   In addition, special provisions of the Code could apply to U.S. taxpayers who directly, indirectly or by attribution own any shares of LaSalle Re if 25% or more of the value or voting power of the capital stock of LaSalle Re is owned directly, indirectly or by attribution by U.S. taxpayers; 20% or more of either the voting power or the value of the capital stock of LaSalle Re is owned directly or indirectly by U.S. taxpayers insured or reinsured by LaSalle Re or by persons related to them and LaSalle Re has gross related person insurance income ("RPII") equal to 20% or more of its gross insurance income. Similar considerations apply to U.S. taxpayers who indirectly through their ownership of Common Shares or preferred shares own shares of LaSalle Re Capital. RPII is investment income and premium income from the direct or indirect insurance or reinsurance of the risk of any U.S. taxpayer who directly or indirectly through foreign entities owns Common Shares, Series A Preferred Shares or Series C Preferred Share, or of any person related to such a U.S. taxpayer. We currently anticipate that less than 20% of the gross insurance income of each of LaSalle Re and LaSalle Re Capital for any taxable year will constitute RPII. However, if 20% or more of LaSalle Re's or LaSalle Re Capital's gross insurance income is RPII, our U.S. shareholders may be required to include in their income their pro rata share of our RPII income as earned, even if not distributed.

 . Gains resulting from the sale of our shares by U.S. shareholders could be taxed in the U.S. as dividends.

   Generally, a U.S. shareholder will realize capital gain or loss on the sale or exchange of Common Shares, Series A Preferred Shares or Series C Preferred Shares. However, the IRS could contend that special provisions of the Code apply and that the amount of any gain equal to our allocable untaxed earnings and profits should be taxed as a dividend. If the IRS successfully contended that such provisions apply to us, individuals would be taxed on such amount at the rates applicable to ordinary income rather than the lower rates applicable to long-term capital gains. We have been advised by our United States counsel that these provisions of the Code should not apply to the disposition of any Common Shares, Series A Preferred Shares and Series C Preferred Shares by a U.S. shareholder who holds less than 10% of such Shares.

 . U.S. taxes could increase and new taxes could be imposed.

   Our customers will be subject to an excise tax on reinsurance and insurance premiums paid to us with respect to risks located in the United States. In addition, withholding tax can be imposed on certain investment income from United States sources. These taxes could increase and other taxes could be imposed, which could have a material adverse effect on our business.

 . The Organization for Economic Cooperation and Development and the European Union are considering measures that might increase our taxes.

   The Organization for Economic Cooperation and Development and the European Union are considering measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. If these measures are adopted by a substantial number of member countries and if Bermuda is considered to be engaged in harmful tax competition, we might be subject to additional taxes.

 . We could be subject to Bermuda tax.

   Holdings, LaSalle Re and LaSalle Re Capital currently are not subject to income or capital gains taxes in Bermuda. We have received assurances from the Bermuda Minister of Finance under The Exempted Undertakings Tax Protection Act 1966 of Bermuda to the effect that if there is enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to Holdings, LaSalle Re or LaSalle Re Capital to any of their operations or the shares, debentures or other obligations of Holdings, LaSalle Re or LaSalle Re Capital until March 28, 2016. Holdings, LaSalle Re or LaSalle Re Capital could be subject to taxes in Bermuda after such date.

 . We could be subject to United Kingdom tax.

   LaSalle Re Services is subject to U.K. corporation tax on its income. However, we believe that the taxable income of LaSalle Re Services is modest, and that its tax liability is and will continue to be small. As a corporate member of Lloyd's, LaSalle Re Capital is subject to U.K. corporation tax on any profits and gains, net of deductible expenditures, derived from its participation in any Lloyd's syndicates. As a participant in such syndicate, LaSalle Re Capital is also required to charge and account to the U.K. Inland Revenue for value added tax on chargeable supplies of services and to charge and account to the tax authorities of the U.K. and other member states of the European Union for insurance premium taxes on the direct insurance of certain risks within their respective jurisdictions. We believe that the activities of LaSalle Re Services and LaSalle Re Capital will not cause LaSalle Re or the Company to be subject to U.K. tax on any portion of their net income.

 . Investors may have difficulties in serving process or enforcing judgments in the United States.

   We are organized pursuant to the laws of Bermuda. In addition, certain of our officers and directors are residents of various jurisdictions outside the United States. A large portion or all of our assets and the assets of our officers and directors, at any one time, are or may be located in jurisdictions outside the United States. We have appointed an agent in New York, New York to receive service of process with respect to actions in any federal or state court in the United States against us arising out of violations of the United States federal securities laws relating to the transactions covered by this prospectus. Nevertheless, investors may have difficulty effecting service of process within the United States on our directors and officers who reside outside the United States or to enforce against us or such directors and officers judgments of United States courts based on civil liability provisions of the United States federal securities laws.

 . We may be affected by Year 2000 issues.

     Many existing computer systems are unable to process dates in and after the year 2000 because they use only two digits to identify a year in the date field. These systems, if not corrected, could fail or create erroneous results when transitioning to the year 2000. This "Year 2000" issue is believed to affect virtually all companies and organizations, including the Company. We have engaged International Business Machines Corporation to prepare an assessment and strategy report outlining the steps needed to make our computer systems Year 2000 compliant and to assist in implementing the procedures outlined in the report. The report identified certain of our systems, applications and business interfaces with Year 2000 problems. Our Year 2000 project includes assessment and strategy, detailed analysis and planning and implementation. We have set a target date of March 31, 1999 for the completion of the phases necessary to correct these problems in our material systems, applications and business interfaces. We do not anticipate that the costs of achieving Year 2000 readiness of our own systems will have a material impact on our results of operations. However, we will be exposed to the risk that our service providers, brokers and cedents may have Year 2000 problems that will affect our business. We have distributed a questionnaire to our service providers, brokers and cedents with whom we interface directly to determine their state of readiness. We have received assurances from Aon and our material brokers and cedents that their computer systems are expected to be Year 2000 compliant on a timely basis. If some of our service providers, brokers and cedents fail to respond to our questionnaire or we determine that there is a risk that they will not be Year 2000 compliant on a timely basis, our contingency plan is to try to replace those service providers, brokers and cedents. We cannot assure you that our operations will not experience material disruptions due to the failure of our service providers, brokers or cedents to become fully Year 2000 compliant in a timely manner or that such failure will not otherwise have a material adverse effect on our financial condition and results of operations. In addition, we may be exposed to liabilities under our property catastrophe and other reinsurance policies for losses incurred in connection with Year 2000 issues. We cannot assure you that such liabilities would not be material.

                                USE OF PROCEEDS

   All of the net proceeds from the sale of the Series C Preferred Shares will be contributed to the capital of LaSalle Re, which will provide further support for our underwriting.

                                 CAPITALIZATION

   The following table sets forth, as of December 31, 1998, (1) the actual capitalization of the Company and (2) the pro forma capitalization of the Company after giving effect to the offering of the Series C Preferred Shares. You should read the table in conjunction with the Company's Consolidated Financial Statements and related notes incorporated by reference in this prospectus.

                                                                    As Adjusted
                                                            Actual  for Offering
                                                           -------- ------------
                                                              (in thousands)
      Minority interest(1)................................ $ 99,955   $ 99,955
      Shareholders' equity
        Common Share capital..............................   15,780     15,780
        Preferred Share capital...........................    3,000      5,000
        Additional paid-in capital........................  297,135    345,135
        Retained earnings.................................  100,816    100,816
        Accumulated other comprehensive income............    7,836      7,836
                                                           --------   --------
          Total shareholders' equity......................  424,567    474,567
                                                           --------   --------
          Total capitalization............................ $524,522   $574,522
                                                           ========   ========

--------
(1) Minority interest represents those shares of LaSalle Re that are held as Exchangeable Non-Voting Shares. These shares constitute approximately 22% of the capital stock of LaSalle Re. Exchangeable Non-Voting shares are held by certain Founding Shareholders and are exchangeable, at the option of the holder, for Common Shares of Holdings on a one-for-one basis, unless the Board determines that such exchange may cause actual or potential adverse tax consequences to the Company or any shareholder. See "Certain Tax Considerations."

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

   The following table sets forth the ratio of earnings to combined fixed charges and preferred share dividends for the Company on a consolidated basis for the years ended September 30, 1998, 1997 and 1996 and for the three months ended December 31, 1998. The Company had no debt or preferred shares outstanding prior to 1996.

   The ratio of earnings to fixed charges and preferred share dividends is calculated by dividing the amount of net income before minority interest and interest expense by the total amount of interest expense and preferred share dividends.

                                                                  Year Ended
                                                                 September 30,
                                             Three Months Ended ---------------
                                             December 31, 1998  1998 1997 1996
                                             ------------------ ---- ---- -----
      Ratio of earnings to fixed charges....        3.5         7.9  24.5 584.1

                                    BUSINESS

Overview

   Our principal focus is to write property catastrophe reinsurance on a worldwide basis through our subsidiary, LaSalle Re. Property catastrophe reinsurance contracts cover unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Therefore, our results from fiscal quarter to quarter and fiscal year to year can vary significantly. We also seek to diversify our book of business and take advantage of pricing opportunities by offering other lines of reinsurance as appropriate. These lines currently include property risk excess, property pro rata treaty, casualty, marine, crop hail, aviation, satellite and political risk. In addition, through LaSalle Re Capital, we provide capital support to selected Lloyd's syndicates that individually write the following lines of business: direct insurance and facultative reinsurance; marine insurance and reinsurance; and professional indemnity, directors' and officers' insurance and bankers' blanket bond business.

   We have succeeded in attaining a selective and geographically diverse portfolio of property catastrophe reinsurance risks. In the year ended September 30, 1998, 48.0% of our gross premiums written, excluding gross premiums written relating to LaSalle Re Capital, represented U.S.-based risks, 10.7% represented continental Europe-based risks, 8.7% represented U.K.-based risks and 32.6% represented risks located in a variety of geographic zones elsewhere in the world. We have developed a strong base of regional business in discrete zones within the U.S. This business assists us in diversifying our U.S.-based risks and makes more efficient use of our capital by limiting exposures that span multiple geographic regions. In the year ended September 30, 1998, this business, which we classify as regional and super-regional, accounted for 43.5% of our U.S.-based gross premiums written.

   At December 31, 1998, Holdings had Combined Equity of $524.5 million compared to $534.2 million at December 31, 1997. For the year ended September 30, 1998, Holdings achieved annualized returns on average Combined Equity of 13.0% and combined ratios of 82.2%. This compares with annualized returns on average Combined Equity of 25.4% and combined ratios of 42.6% for the year ended September 30, 1997. This decline in profitability in 1998 was due primarily to increased catastrophe losses. In addition, our loss and loss expense ratios were 61.8% and 19.0% for the same periods. We wrote net premiums of $147.5 million for the year ended September 30, 1998 compared to net premiums of $163.7 million for the year ended September 30, 1997. During the three months ended December 31, 1998, we wrote net premiums of $10.8 million compared to $11.1 million for the same period in 1997. Of course, results in the future may be different.

Development of the Business

   In October 1993, the Founding Shareholders formed LaSalle Re in Bermuda to take advantage of the supply and demand imbalance that they believed existed in the property catastrophe reinsurance market. Until recently, affiliates of Aon and CNA provided certain underwriting and administrative services to the Company pursuant to service agreements. Currently, Aon provides certain investment management services.

   In September 1995, Holdings was incorporated in Bermuda as a holding company in connection with the Company's recapitalization and initial public offering. Holdings owns 100% of the outstanding voting stock of LaSalle Re and, since November 1995, has owned a majority of its outstanding capital stock. LaSalle Re's remaining outstanding capital stock is held by certain Founding Shareholders in the form of Exchangeable Non-Voting Shares of LaSalle Re. Exchangeable Non-Voting Shares are exchangeable, at the option of the holder, on a one-for-one basis for Common Shares of Holdings unless Holdings' Board determines that such exchange may cause actual or potential adverse tax consequences to Holdings or any shareholder. Certain holders of Common Shares have the right to demand that Holdings register such Shares under the Securities Act of 1933, as amended (the "Securities Act") in an underwritten or at the market offering.

Capital Management Strategy

   We have always pursued a capital management strategy focused on balancing capital levels with aggregate exposures while seeking strong returns on shareholders' equity. Consistent with this strategy, we have maintained a dividend policy of distributing to holders of Common Shares and Exchangeable Non-Voting Shares in each fiscal year 50% to 60% of the excess of our net income (before minority interest) from the prior fiscal year over dividends payable on all series of our preferred shares in the current fiscal year.

   We completed a secondary offering of 3,910,000 Common Shares in December 1996 (the "Secondary Offering"). The Secondary Offering increased the number of Common Shares owned by the public (i.e. persons not affiliated with the Founding Shareholders) from 4,312,500 to 8,222,500 and reduced the percentage of Common Shares owned by Founding Shareholders to approximately 50%. In addition, as a result of the exchange of certain Exchangeable Non-Voting Shares in connection with the Secondary Offering, Holdings increased its ownership of the outstanding capital stock of LaSalle Re from 63% to 73%.

   In March 1997, we issued 3,000,000 Series A Preferred Shares in a public offering (the "Series A Preferred Offering"). The Series A Preferred Shares carry a liquidation preference of $25.00 per share, plus accrued and unpaid dividends, if any, to the date of liquidation. Dividends on the Series A Preferred Shares are payable in an amount per share equal to 8.75% of the liquidation preference per annum (equal to $2.1875 per share). The Company received net proceeds from the Series A Preferred Offering after underwriting discounts and commissions of $72.6 million.

   In May 1997, we completed a $100 million tender offer (the "Tender Offer") whereby we purchased for cancellation our Common Shares at a price of $27.00 per share. The Tender Offer was made to all holders of Common Shares and Common Shares equivalents, which included Exchangeable Non-Voting Shares and options to purchase Common Shares and Exchangeable Non-Voting Shares. Pursuant to the Tender Offer, 2,163,538 Exchangeable Non-Voting Shares were exchanged for Common Shares and 95,679 options for Exchangeable Non-Voting Shares were exercised and exchanged for Common Shares. As a result of these exchanges, Holdings increased its ownership in LaSalle Re from 73% to 79%. Furthermore, in August 1998 and October 1998, Holdings agreed to purchase an aggregate of approximately 115,000 shares of its capital stock on the open market for approximately $2,900,000. Holdings currently owns approximately 78% of the outstanding capital stock of LaSalle Re and continues to own 100% of the outstanding voting stock of LaSalle Re.

   In order to reduce our earnings volatility and protect our capital base, we have a multi-year excess of loss reinsurance program in place. The program, originally entered into on January 1, 1997, provides $100 million of coverage, in excess of $100 million, for each of three individual loss events up to an aggregate coverage of $300 million. The current program was renewed effective January 1, 1999 and terminates on December 31, 2002. The reinsurance is provided by a company that holds a claims-paying rating of "AA" (Excellent) from S&P.

   Effective July 1, 1997, we entered into a $100 million multi-year CatEPut option program. The CatEPut option will enable us to put up to $100 million of equity to certain capital providers through the issue of convertible preferred shares at pre-negotiated terms, in the event of a major catastrophe or series of large catastrophes that cause us substantial losses. In the event the Series B Preferred Shares are issued pursuant to the CatEPut, we will pay dividends on Series B Preferred Shares at a rate per annum equal to the then-current LIBOR rate plus an additional 2.0% to 4.0% depending on our then-current credit rating. The dividend rate, at the time the Series B Preferred Shares are issued, may also be subject to a modest decrease depending on the level and quality of our reinsurance coverage. After the first anniversary of the issuance of any Series B Preferred Share (or earlier in certain limited circumstances), we may, at our option, redeem any or all of the outstanding Series B Preferred Shares at a redemption price per share equal to the aggregate of (1) the liquidation preference of $25.00 per share, (2) an early redemption premium of $0.25 per share if such shares are redeemed on or after the second anniversary but before the third anniversary of their issuance or $0.50 per share if such shares are redeemed prior to the second anniversary of their issuance, and (3) any accrued but unpaid dividends on such shares. In addition, after the third anniversary of the issuance of the Series B Preferred Shares (or earlier in certain limited circumstances), any holder of Series B Preferred Shares may, at such holder's option, cause us to convert such holder's Series B Preferred Shares into Common Shares, subject to certain restrictions.

   We believe that our capital management strategy is consistent with our policy to actively manage our capital and our goal to increase shareholder value. We believe that our cash, short-term investments and borrowing capacity, together with anticipated cash flows from operations, will be adequate for our needs in the foreseeable future. However, our actual experience may differ from the expectations set forth in the preceding sentence, due to future events that might reduce our available cash balances (such as operating losses following catastrophes or other adverse events) or that might reduce or eliminate our access to financial resources. For a discussion of some of the factors that could cause our actual experience to differ from expectations, you should refer to "Risk Factors" and "Note on Forward-Looking Statements." The Board, in its discretion, may change our capital management strategy. Our ability to implement our capital management strategy will depend on various factors, some of which are beyond our control.

Operating Strategies

   We pursue the following operating strategies which, in conjunction with our capital management strategy, are intended to maximize return on shareholders' equity:

   Focus on Property Catastrophe Reinsurance. We concentrate on writing property catastrophe reinsurance of risks located throughout the world. For the year ended September 30, 1998, we derived 67.2% of our gross premiums written from property catastrophe reinsurance compared to 84.5% of our gross premiums for the year ended September 30, 1997. The high level of severity and frequency of property catastrophe losses from 1987 through 1992 precipitated a general increase in rates and attachment points in this line of reinsurance. Although rates have declined from their highs in 1993 and 1994, we believe that property catastrophe reinsurance can still be significantly profitable for a reinsurer, such as the Company, that has the financial strength, flexibility and responsiveness needed to attract quality business and the high level of technical underwriting judgment and skill necessary to price risks appropriately.

   Selectively Write Other Lines of Business. While property catastrophe reinsurance is our primary focus, we also seek to take advantage of pricing opportunities that may occur in other lines of reinsurance. These lines generally are characterized by a relatively short period between the collection of premium and the notification of loss. These lines currently include property risk excess and pro rata treaty insurance, which constituted 6.7% of our gross premiums written in the year ended September 30, 1998 and 5.2% of our gross premiums in the year ended September 30, 1997. We also write casualty, marine, crop hail, aviation, satellite reinsurance, and political risk coverages. We believe that writing these types of reinsurance enhances our use of capital because they generally create little additional aggregate exposure for the Company. In addition, we formed LaSalle Re Capital to provide capital support to selected Lloyd's syndicates. As a corporate member of Lloyd's, LaSalle Re Capital now participates in three Lloyd's syndicates. One of these syndicates writes direct insurance and facultative reinsurance, one writes marine insurance and reinsurance, and one writes professional indemnity and directors' and officers' insurance and bankers' blanket bond business. For the year ended September 30, 1998, LaSalle Re Capital provided 13.5% of our gross premiums and for the year ended September 30, 1997, LaSalle Re Capital provided 8.2% of our gross premiums. LaSalle Re Capital provides capital support to the syndicates through letters of credit.

   Utilize a Disciplined Underwriting Approach. We make underwriting decisions following analysis of each reinsurance contract based on the expected incremental return on equity in relation to our overall portfolio of reinsurance contracts. To assess our property catastrophe risks, we use a variety of underwriting techniques, including simulation models, exposure ratings and experience ratings. We have developed a proprietary L-CAM(TM) catastrophe analysis model to assess our risks in the U.S. property catastrophe market. We control and monitor our aggregate exposures on a real-time basis using computer-based rating and control systems. We are highly selective in accepting risks, extending coverage on slightly less than half of the contract submissions we received in the year ended September 30, 1998.

   Maintain and Develop Long-Term Relationships with Clients and Brokers. We seek to maintain and develop long-term relationships with our clients and brokers by providing a high level of service. We promptly respond to underwriting submissions, design customized programs, offer lead terms when circumstances warrant and pay valid claims within an average of five days. We retain a substantial portion of our clients from year to year. Retaining clients permits us to use our experience regarding a client's underwriting practices and risk management systems to underwrite our own business with greater precision. In addition, our relationships with brokers permit us to obtain business and monitor developments in various lines of reinsurance in order to increase our writings when market conditions in those lines are favorable.

Industry Trends

   We believe that an imbalance between the supply of and demand for property catastrophe reinsurance existed in 1993 and caused an increase in premiums from pre-1993 levels. As a result of the increased property catastrophe reinsurance capacity since 1993, we believe that supply and demand in the property catastrophe reinsurance market became more stable in 1994 and have remained relatively stable in succeeding years. We believe that property catastrophe reinsurance capacity has increased further since 1994. Based on our marketing efforts, reinsurance contract submissions and publicly available information, we believe that property catastrophe rates generally remained at the substantially increased 1993 levels in 1994 and decreased somewhat in 1995. Rates continued to decrease in 1996, 1997 and 1998. In particular, rates have declined significantly in areas such as Japan and Europe where there has been favorable loss experience, while in the U.S. market, where the level of property catastrophe losses has generally been higher than in international markets in recent years, rates have decreased to a lesser degree. Based on the 1999 contract renewals that have occurred to date, we estimate that we have experienced modest overall global rate decreases compared to 1998. Although it is possible that rates will continue to decrease, we expect the declining movement of rates to decelerate and rates to stabilize through the rest of the 1999 underwriting year. See "Risk Factors."

                    DESCRIPTION OF SERIES C PREFERRED SHARES

   The following is a summary of the terms and provisions of the Series C Preferred Shares. Because it is a summary, it may not contain all of the information that may be important to you. For a complete description of the terms and provisions of the Series C Preferred Shares, you should refer to the Certificate of Designation and the Bye-Laws, both of which are incorporated by reference herein. Copies of the Certificate of Designation and the Bye-Laws are filed as an exhibit to the registration statement of which this prospectus is a part.

General

   The authorized share capital of Holdings consists of 100,000,000 shares, including (i) Common Shares of which 15,783,275 were outstanding as of March 4, 1999, (ii) Series A Preferred Shares of which 3,000,000 were outstanding as of March 4, 1999 and (iii) Series B Preferred Shares of which no shares were outstanding as of March 4, 1999. The Bye-Laws and Bermuda law permit the Board by resolution to issue preferred shares in series without the approval of the shareholders of Holdings. In connection with any such issuance, the Board may establish the number of preferred shares to be included in each series and may fix the designation, powers, preferences and rights of the preferred shares of each series, including but not limited to such matters as dividends, voting rights, redemption, conversion and liquidation rights. On February 15, 1999, the Board authorized the issuance of 2,000,000 Series C Preferred Shares in connection with the offering.

   When issued and paid for pursuant to the offering, the Series C Preferred Shares will be duly authorized, validly issued, fully paid and nonassessable. The holders of the Series C Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series C Preferred Shares will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Series C Preferred Shares. Unless redeemed by the Company, the Series C Preferred Shares will have a perpetual term, with no maturity.

   The transfer agent, registrar and dividend disbursing agent for the Series C Preferred Shares will be First Chicago Trust Company of New York.

Dividends

   Holders of the Series C Preferred Shares shall be entitled to receive, when, as and if declared by the Board, out of funds legally available for the payment of dividends, cumulative preferential cash dividends in an amount per share
equal to      % of the liquidation preference per annum (equivalent to $
per share). Such dividends shall begin to accrue and shall be cumulative from the date of original issuance and shall be payable quarterly, when, as and if
declared by the Board, in arrears on the       day of           ,           ,
           and            of each year or, if such date is not a business day,
on the business day immediately before such date (each, a "Dividend Payment
Date"). The first dividend, which will be payable on       , 1999, will
represent the period from the original issue date until the Dividend Payment
Date of       , 1999. The dividend for such partial dividend period and any other dividend payable on the Series C Preferred Shares for any other partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the Register of Members of the Company at the close of business on the applicable record date, which shall be on such date designated by the Board for the payment of dividends that is not more than 60 nor less than 30 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

   No dividends on Series C Preferred Shares shall be declared by the Board or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart for payment shall be restricted or prohibited by law. Notwithstanding the foregoing, dividends on the Series C Preferred Shares will accrue whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Holders of the Series C Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends as described above. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series C Preferred Shares which may be in arrears.

   If there shall be any change in the law, regulation or official directive (whether or not having the force of law) or in the interpretation by any Bermuda Government authority or court of competent jurisdiction which imposes on the Company any condition with respect to the Series C Preferred Shares as a result of which any dividend payment is reduced, the Company shall give notice to the holders of Series C Preferred Shares of such event and all such reductions shall be borne in full by the holders of Series C Preferred Shares (but only to the extent permitted by law).

   If any Series C Preferred Shares are outstanding, no dividends or other distributions shall be declared or paid or set apart for payment on any class or series of Parity Shares for any period unless either (1) full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on the Series C Preferred Shares for all dividend periods terminating on or prior to the dividend payment date on such Parity Shares, or (2) all dividends declared upon the Series C Preferred Shares and any class or series of Parity Shares are declared pro rata so that the amount of dividends declared per share on the Series C Preferred Shares and any class or series of Parity Shares shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the Series C Preferred Shares and such class or series of Parity Shares bear to each other. The Series A Preferred Shares and, if issued, the Series B Preferred Shares are Parity Shares for any and all purposes.

   If any Series C Preferred Shares are outstanding, unless full cumulative dividends on the Series C Preferred Shares and any Parity Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than those paid in Common Shares or other capital shares ranking junior to the Series C Preferred Shares as to dividends and as to the distribution of assets upon any liquidation, dissolution or winding up (together with the Common Shares, "Fully Junior Shares")) shall be declared or paid or set apart for payment and no other distribution shall be declared or paid or set apart for payment upon the Common Shares or any other capital shares ranking junior to the Series C Preferred Shares as to dividends or as to the distribution of assets upon any liquidation, dissolution or winding up (together with the Common Shares, "Junior Shares"), nor shall any Common Shares or any other Junior Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of an employee incentive or benefit plan of the Company or any subsidiary) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any Common Shares or any other Junior Shares) by the Company (except by conversion into or exchange for Fully Junior Shares).

   Any dividend payment made on Series C Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to Series C Preferred Shares that remains payable.

Liquidation Rights

   Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any dividend payment or distribution shall be made or set apart for payment to the holders of any Common Shares or any other class or series of Junior Shares, the holders of Series C Preferred Shares shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference ($25.00 per share), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Series C Preferred Shares and the corresponding amounts payable on all classes or series of Parity Shares, then the holders of the Series C Preferred Shares and all such classes or series of Parity Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions shall have been made in full to all holders of Series C Preferred Shares and all classes or series of Parity Shares, the remaining assets of the Company shall be distributed among the holders of Common Shares or any other classes or series of Junior Shares, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation, amalgamation or merger of the Company with or into any other entity, the sale, lease or conveyance of all or substantially all of the shares of capital stock or the property or business of the Company or a statutory share exchange shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Redemption

   Except under certain special circumstances as described below, the Series C
Preferred Shares are not redeemable prior to            , 2004. On and after
such date, the Company, at its option upon not less than 30 nor more than 90 days' written notice, may redeem the Series C Preferred Shares, in whole at any time or from time to time in part, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends, if any, thereon to the date fixed for redemption, without interest. Holders of Series C Preferred Shares to be redeemed shall surrender certificates for such Series C Preferred Shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender.

   If fewer than all of the outstanding Series C Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), by lot or by any other method determined by the Company in its sole discretion to be equitable.

   Unless full cumulative dividends on all Series C Preferred Shares and all Parity Shares shall have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series C Preferred Shares or any Parity Shares shall be redeemed, purchased or otherwise acquired by the Company unless all outstanding Series C Preferred Shares and any Parity Shares are redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Company of fewer than all of the outstanding Series C Preferred Shares or Parity Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series C Preferred Shares and Parity Shares or pursuant to a repurchase of Excess Preferred Shares as described below.

   At any time prior to            , 2004, if the Company shall have submitted
to the holders of its Common Shares a proposal for amalgamation, consolidation, merger or statutory share exchange, or any proposal for any other matter that requires for its validation or effectuation an affirmative vote of the holders of the Series C Preferred Shares at the time outstanding, acting as a single class, the Company, at its option upon not less than 30 nor more than 90 days written notice, may redeem all of the outstanding Series C Preferred Shares at a redemption price of $26.00 per share, plus accrued and unpaid dividends, if any, to the date of redemption, without interest.

   Notice of any redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of Series C Preferred Shares to be redeemed at the address shown in the Register of Members of the Company. Each notice shall state, as appropriate: (1) the redemption date; (2) the number of Series C Preferred Shares to be redeemed; (3) the redemption price; (4) the place or places where certificates for Series C Preferred Shares are to be surrendered for payment of the redemption price; and (5) that, where applicable, dividends on the Series C Preferred Shares to be redeemed will cease to accrue on such redemption date. If fewer than all Series C Preferred Shares are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series C Preferred Shares to be redeemed from such holder. If notice of redemption of any Series C Preferred Shares has been given and if the funds necessary for such redemption have been set apart by the Company in trust for the benefit of the holders of Series C Preferred Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on the Series C Preferred Shares being redeemed, such Series C Preferred Shares shall no longer be deemed to be outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

   The holders of Series C Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such Series C Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series C Preferred Shares that have been called for redemption.

Special Representation and Voting Rights; Relationship to Preferred Shares of LaSalle Re

   Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series C Preferred Shares will have no voting rights.

   Whenever dividends payable on Series C Preferred Shares or any class or series of Parity Shares shall be in arrears (whether or not such dividends have been earned or declared) in an amount equivalent to dividends for six full dividend periods (whether or not consecutive), then, immediately upon the happening of such event, the holders of Series C Preferred Shares, together with the holders of shares of every other class or series of Parity Shares (all such other classes or series, the "Voting Preferred Shares"), voting as a single class regardless of class or series, shall have the right to elect two special representatives (the "Special Representatives") to the Board of Holdings. The Special Representatives shall not be directors or officers of Holdings but shall be entitled to receive notice of all Board meetings and to take part in such Board meetings, with the privilege of voice but not vote. In addition, at all times when the holders of the Series C Preferred Shares and the Voting Preferred Shares have the right to be represented by such Special Representatives at the Holdings Board level, Holdings shall be obligated to cause, to the extent permitted under Bermuda law, the election of two additional directors to the LaSalle Re board (which currently includes nine members) who shall be designated by the Special Representatives (the "Subsidiary Voting Right"). The Subsidiary Voting Right will allow the holders of Holdings' Series C Preferred Shares and the Voting Preferred Shares to have the right to exercise, in effect, voting rights through board members at the LaSalle Re board level under such circumstances. Whenever all arrearages in dividends on the Series C Preferred Shares and the Voting Preferred Shares then outstanding shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of holders of the Series C Preferred Shares and the Voting Preferred Shares to be represented by Special Representatives and the Subsidiary Voting Right shall cease (but subject always to the same provision for the vesting of such rights in the case of any future arrearages in an amount equivalent to dividends for six full dividend periods), and the positions of the Special Representatives and the additional directors elected at the LaSalle Re board level shall forthwith terminate.

   Contemporaneously with the issuance of the 2,000,000 Series C Preferred Shares by Holdings pursuant to the offering, LaSalle Re will issue an equivalent number of its own Series C Preferred Shares, par value $1.00 per share (the "Subsidiary Preferred Shares"). All of the Subsidiary Preferred Shares will be owned by Holdings. The Subsidiary Preferred Shares will have identical dividend rights and liquidation rights to the Series C Preferred Shares, but will be redeemable at any time at the option of LaSalle Re, provided that Holdings shall make alternative arrangements to provide a means for it to continue to have adequate resources to meet its dividend obligations to the holders of its Series C Preferred Shares.

   Whenever dividends payable on Subsidiary Preferred Shares or shares ranking equal with such shares shall be in arrears (whether or not such dividends have been earned or declared) in an amount equivalent to dividends for six full dividend periods (whether or not consecutive), then, immediately upon the happening of such event, Holdings as holder of the Subsidiary Preferred Shares (along with the holders of any Parity Shares) shall acquire the right (the "Subsidiary Preferred Voting Right") to elect two additional members of the board of directors of LaSalle Re. The Subsidiary Preferred Voting Right shall correlate to the Subsidiary Voting Right described above such that there shall be no more than a total of two additional directors elected to the board of LaSalle Re at any time pursuant to such rights. Holdings shall be obligated under such circumstances to exercise the Subsidiary Preferred Voting Right for the election of such additional directors in such manner as the Special Representatives elected at the Holdings Board level as described above shall direct. The Subsidiary Preferred Voting Right will allow the holders of Holdings' Series C Preferred Shares and the Voting Preferred Shares to have the right to exercise, in effect, voting rights through board members at the LaSalle Re board level under such circumstances. Whenever all arrearages in dividends on the Subsidiary Preferred Shares and any parity shares shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the Subsidiary Preferred Voting Right shall cease (but subject always to the same provision for the vesting of such rights in the case of any future arrearages in an amount equivalent to dividends for six full dividend periods), and the terms of office of all persons elected pursuant to the Subsidiary Preferred Voting Right as additional members of the board of directors of LaSalle Re shall forthwith terminate.

   As to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company, the Subsidiary Preferred Shares shall rank junior to the preferred stock of LaSalle Re authorized in connection with the Company's credit facility but currently unissued.

   So long as any Series C Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the Bye-Laws, the approval of the holders of at least 75% of the Series C Preferred Shares at the time outstanding, acting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating (1) any amendment, alteration or repeal of any of the provisions of Holdings' Memorandum of Association, Bye-Laws or the Certificate of Designation that would vary the rights, preferences or voting powers of the holders of the Series C Preferred Shares; (2) any amalgamation, consolidation, merger or statutory share exchange that affects the Series C Preferred Shares, unless in each such case each Series C Preferred Share shall remain outstanding with no variation in its rights, preferences or voting powers or shall be converted into or exchanged for preferred shares of the surviving entity having rights, preferences and voting powers identical to that of a Series C Preferred Share; (3) the authorization, creation or any increase in the authorized amount of, any shares of any class or series or any security convertible into shares of any class or series ranking prior to the Series C Preferred Shares in the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Company; or (4) any other transaction or action that would amount to a variation of the rights, preferences or voting powers of the holders of the Series C Preferred Shares. However, no such vote of the holders of Series C Preferred Shares is required if, prior to the time when any of the foregoing actions is to take effect, all Series C Preferred Shares at the time outstanding shall have been redeemed. See "--Redemption." The Company may also create and issue additional classes or series of Parity Shares and Fully Junior Shares without the consent of any holder of Series C Preferred Shares. The holders of Series C Preferred Shares are not entitled to vote on any sale of all or substantially all of the assets of the Company.

Conversion

   The Series C Preferred Shares are not convertible into or exchangeable for any other securities of the Company.

Limitations on Transfer and Ownership

   The Certificate of Designation provides that no person may acquire ownership of more than 9.9% of the outstanding Series C Preferred Shares. Any Series C Preferred Shares owned by a person in excess of such

9.9% shall be deemed "Excess Preferred Shares." Within 10 days of becoming aware of the existence of Excess Preferred Shares (whether by notice on Schedule 13D or otherwise), the Company shall initiate the repurchase of any and all Excess Preferred Shares by giving notice of repurchase to the holder or holders thereof. The repurchase shall be completed on a closing date not more than 10 days after the date on which the Company mails the repurchase notice. The Company will be entitled to assign its repurchase right to a third party or parties, who may be other shareholders of the Company, with the consent of any such assignee. The repurchase price of each Excess Preferred Share called for repurchase shall be the average daily per share closing price of the Series C Preferred Shares, if the Series C Preferred Shares are listed on a national securities exchange or are reported on the Nasdaq National Market System, and if the Series C Preferred Shares are not so listed or reported, shall be the mean between the average per share closing bid prices and the average per share closing asked prices of the Series C Preferred Shares, in each case during the 30-day period ending on the business day prior to the mailing date of the repurchase notice, or if there have been no sales on a national securities exchange or the Nasdaq National Market System and no published bid quotations and no published asked quotations with respect to Series C Preferred Shares during such 30-day period, the repurchase price shall be the price determined by the Board in good faith. The foregoing limitation on ownership shall not apply to the acquisition of Series C Preferred Shares by an underwriter in a public offering of Series C Preferred Shares. The Board, in its sole and absolute discretion, may exempt from the 9.9% ownership limitation certain designated Series C Preferred Shares owned by a person who has provided the Board with evidence and assurances acceptable to the Board that ownership of such shares will cause no adverse tax, legal or regulatory consequences to the Company, any of its subsidiaries or any of its shareholders.

   Under the Bye-Laws, any transfer of Series C Preferred Shares that results in a shareholder (other than a registered investment company (an "Investment Company") under the U.S. Investment Company Act of 1940, as amended) beneficially owning more than 5.0% of the outstanding capital stock of Holdings or any shareholder holding Controlled Shares in excess of 9.9% of the outstanding capital stock of Holdings, in each case without the Board's prior approval, shall not be registered in the share register of Holdings and shall be void and of no effect. The Bye-Laws also provide that if the Board in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to Holdings, any of its subsidiaries or any other shareholder, then Holdings will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares.

Differences in Corporate Law

   The Companies Act 1981 of Bermuda (the "Act"), which applies to the Company, differs in certain material respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Act (including modifications adopted pursuant to the Bye-Laws) applicable to the Company, which differ in certain respects from provisions of Delaware corporate law. The following statements are summaries. Because the following statements are summaries, they do not purport to deal with all aspects of Bermuda law that may be relevant to the Company and its shareholders.

   Interested Directors. Bermuda law and the Bye-Laws provide that any transaction entered into by the Company in which a director has an interest is not voidable by the Company nor can such director be liable to the Company for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors or in writing to the directors. Under Delaware law, such transaction would not be voidable if (1) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

   Mergers and Similar Arrangements. The Company may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda and carry on such business when it is within the objects of its Memorandum of Association. The Company may, with the approval of a majority of votes cast at a general meeting of the shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder's shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not set aside the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction.

   Takeovers. Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any 90% or more owned subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

   Shareholder's Suit. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the Company to remedy a wrong done to the Company where the act complained of is alleged to be beyond the corporate power of the Company or is illegal or would result in the violation of its Memorandum of Association or the Bye-Laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the Company's shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

   Indemnification of Directors. The Company may indemnify its directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may adopt a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for improper payment of dividends or for any transaction from which the director derived an improper personal benefit. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

   Inspection of Corporate Records. Members of the general public have the right to inspect the public documents of the Company available at the office of the Registrar of Companies in Bermuda, which will include the Memorandum of Association (including its objects and powers) and any alteration to the Memorandum of Association and documents relating to any increase or reduction of authorized capital. The shareholders have the additional right to inspect the Bye-Laws, minutes of general meetings and audited financial statements of the Company, which must be presented to the annual general meeting of shareholders. The register of shareholders of the Company is also open to inspection by shareholders without charge and to members of the public for a fee. The Company is required to maintain its share register in Bermuda but may establish a branch register outside Bermuda. The Company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder. Delaware law does not permit inspection by the public of the register of shareholders.

                           CERTAIN TAX CONSIDERATIONS

   The following summary of taxation of Holdings, LaSalle Re, LaSalle Re Services and LaSalle Re Capital and the taxation of shareholders of the Company is based upon current law. The following discussion is a summary of the principal Bermuda, United Kingdom and U.S. federal income tax consequences of the ownership and disposition of Holdings' Series C Preferred Shares. The summary does not purport to be a complete analysis of all of the tax considerations that may be applicable to a decision to acquire Series C Preferred Shares of Holdings and, unless explicitly noted to the contrary, deals only with investors who are U.S. Persons (as defined below) who will hold the Series C Preferred Shares as "capital assets" within the meaning of Section 1221 of the Code; provided, however, that except as explicitly provided below, the summary does not apply to a U.S. 10% shareholder (as defined below) of Holdings, LaSalle Re, LaSalle Re Services or LaSalle Re Capital. The tax treatment of any particular shareholder may vary depending on such shareholder's particular tax situation or status. Consequently, each prospective shareholder is urged to consult his or its own tax advisors as to the particular tax consequences of the Offering to such shareholder, including the effect and applicability of federal, state, local and foreign income and other tax laws. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

   As used herein, the term "U.S. Person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or a "United States Trust." A United States Trust is any trust if, and only if, (1) a court within the United States is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. trustees have the authority to control all substantial decisions of the trust. A U.S. Person who holds Common Shares, Series A Preferred Shares, Series C Preferred Shares or shares of LaSalle Re as "capital assets" within the meaning of section 1221 of the Code will be referred to herein as a "U.S. Holder."

   Statements made below as to Bermuda tax law are based on the opinion of Conyers Dill & Pearman, Bermuda counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such opinion). Statements below as to the United Kingdom tax law are based on the opinion of Clyde & Co., U.K. counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such opinion). Statements made below as to United States federal income tax law are based upon the opinion of Mayer, Brown & Platt, United States counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to the Company's beliefs and conclusions as to the application of such tax laws to the Company represent the views of the Company's management as to the application of such laws and do not represent legal opinions of the Company or its counsel.

Taxation of the Company and its Subsidiaries

 Bermuda

   Under current Bermuda law, there is no income tax or capital gains tax payable by Holdings, LaSalle Re or LaSalle Re Capital. Holdings, LaSalle Re and LaSalle Re Capital have received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to Holdings, to LaSalle Re, to LaSalle Re Capital, or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. This assurance is subject to the proviso that it is not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (Holdings, LaSalle Re and LaSalle Re Capital are not so currently affected) or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to Holdings, LaSalle Re and LaSalle Re Capital. Holdings, LaSalle Re and LaSalle Re Capital, under current rates, each pay annual Bermuda government fees of BD$15,900, BD$15,900 and BD$1,695, respectively, and each of LaSalle Re and LaSalle Re Capital currently pays annual insurance fees of BD$15,000 and BD$1,155, respectively. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax to the Bermuda government.

 United Kingdom

   LaSalle Re Services is subject to tax in the United Kingdom on its income and is also required to charge and account to the U.K. Inland Revenue for value added tax on chargeable supplies of services. However, the Company believes that the taxable income of LaSalle Re Services will be modest, and that its tax liability is and will continue to be small. LaSalle Re Capital is a corporate member of Lloyd's and is subject to U.K. corporation tax on any profits and gains, net of deductible expenditure, deriving from its participation in any Lloyd's syndicates. The Company believes that the activities of LaSalle Re Services and LaSalle Re Capital will not cause LaSalle Re or Holdings to be subject to United Kingdom tax on any portion of their net income.

 United States

   In general, under current U.S. tax rules and regulations, a foreign corporation is subject to U.S. federal income tax on its taxable income that is treated as effectively connected to its conduct of a trade or business within the U.S. and to the U.S. branch profits tax on its effectively connected earnings and profits (with certain adjustments) deemed repatriated out of the United States. However, pursuant to most U.S. income tax treaties, a foreign corporation is subject to the U.S. federal income tax on its business profits only if it is engaged in the conduct of a trade or business in the U.S. through a permanent establishment located therein. The U.S. and Bermuda have entered into the Bermuda Treaty relating to the taxation of insurance enterprises. Pursuant to the Bermuda Treaty business profits earned by an insurance company that is a resident of Bermuda may be taxed in the United States only if such profits are attributable to the conduct of a trade or business carried on through a permanent establishment in the United States. However, an insurance enterprise resident in Bermuda will be entitled to the benefits of the Bermuda Treaty only if (1) 50% or more of its equity is beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents and (2) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents (the "Bermuda Treaty Benefits Test"). For purposes of the Bermuda Treaty, a permanent establishment generally is defined to include a branch, office or other fixed place of business through which the business of the enterprise is carried on, or an agent (other than an agent of independent status acting in the ordinary course of its business) that has, and habitually exercises in the U.S., authority to conclude contracts in the name of the corporation.

   We believe, based on the activities of Holdings and LaSalle Re with respect to the United States, that Holdings and LaSalle Re should not be subject to U.S. federal net income tax imposed on their business income. It is anticipated that Holdings and LaSalle Re will operate in the future so as not to be engaged in the conduct of a trade or business in the U.S. However, as there are no definitive standards provided by the Code, regulations or court decisions as to those activities that constitute being engaged in the conduct of a trade or business within the United States, and as the determination is essentially factual in nature, there can be no assurance that the IRS will not contend successfully that Holdings and/or LaSalle Re is engaged in a trade or business in the United States. If Holdings and/or LaSalle Re were deemed to be so engaged, that entity would be subject to U.S. income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the entity is entitled to relief under the permanent establishment provision of the Bermuda Treaty, as discussed below.

   It is uncertain whether LaSalle Re will be entitled to relief under the permanent establishment provisions of the Bermuda Treaty upon completion of the Offering or at any time thereafter as it cannot be predicted whether LaSalle Re would satisfy the Bermuda Treaty Benefits Test. No regulations interpreting the Bermuda Treaty have been issued. However, as stated above, while there can be no assurances, the Company believes that LaSalle Re will not be engaged in the conduct of a U.S. trade or business and, in any event, the Company does not believe that LaSalle Re will have a permanent establishment in the United States.

   If Holdings or LaSalle Re is subject to U.S. federal income tax, that entity would be taxed at regular corporate rates on all of its income that is effectively connected with the conduct of its U.S. business (or, in the case of LaSalle Re, all of its income attributable to its U.S. permanent establishment if LaSalle Re is entitled to the benefits of the Bermuda Treaty). In addition, the Company or LaSalle Re would be subject to the branch profits tax. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation can anticipate an allowance of deductions and credits only if it files a United States income tax return. Penalties may be assessed for failure to file tax returns. Holdings and LaSalle Re have filed and intend to continue to file protective U.S. income tax returns on a timely basis in order to preserve their right to claim tax deductions and credits if either company subsequently is determined to be subject to U.S. tax on a net basis. The highest marginal federal income tax rates currently are 35% for a corporation's effectively connected income and 30% for the "branch profits" tax. If LaSalle Re were deemed to be engaged in business in the United States but did not have a permanent establishment in the United States within the meaning of the Bermuda Treaty and LaSalle Re qualified for Bermuda Treaty benefits, there is an argument that premium income of LaSalle Re would be exempt from U.S. tax but that its investment income effectively connected with its U.S. business would be subject to U.S. tax on a net basis, and that the branch profits tax may be applicable to that investment income.

   LaSalle Re Capital is a corporate member of Lloyd's. Pursuant to a Closing Agreement between Lloyd's and the IRS, LaSalle Re Capital will be treated as engaged in business in the U.S. and is subject to U.S. corporate income tax on its net income from U.S. sources.

   Foreign corporations not engaged in a trade or business in the United States, as well as foreign corporations engaged in the conduct of a U.S. trade or business but only with respect to their income that is not effectively connected with such trade or business, are nonetheless subject to U.S. income tax on certain "fixed or determinable annual or periodical gains, profits and income" (such as dividends and certain interest on investments) derived from sources within the United States. Such tax generally is imposed at a rate of 30% on the gross income subject to the tax, but the rate may be reduced by applicable treaties, with the exception of the Bermuda Treaty which does not provide such reduced rate, and the tax is eliminated with respect to certain types of U.S. source income, such as portfolio interest.

   The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to LaSalle Re are 4% for casualty insurance premiums and 1% for reinsurance premiums.

Taxation of Shareholders

 Bermuda Taxation

   Currently, there is no Bermuda withholding tax on dividends paid by the Company.

 United States Taxation of U.S. and Non-U.S. Shareholders

   Taxation of Dividends. Subject to the discussion below relating to the potential application of the "controlled foreign corporation" and "passive foreign investment company" rules, cash distributions made with respect to Series C Preferred Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Holdings. U.S. Holders generally will be subject to U.S. federal income tax on the receipt of such dividends. Generally, such dividends will not be eligible for the dividends received deduction. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. Holder's basis to the extent thereof, and then as gain from the sale of a capital asset.

   Possible Classification of the Company as a Controlled Foreign
Corporation. Under section 951(a) of the Code, each "U.S. 10% shareholder" (as defined below) that, on the last day of the foreign corporation's taxable year, owns, directly or indirectly through a foreign entity, shares of a foreign corporation that is a "controlled foreign corporation" ("CFC") for an uninterrupted period of 30 days or more during any taxable year must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "Subpart F income" for such year, even if the Subpart F income is not distributed. In addition, the U.S. 10% shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of U.S. property. All of Holdings', LaSalle Re's, and LaSalle Re Capital's income is expected to be Subpart F income, except to the extent that LaSalle Re Capital's income qualifies for an exception from the Subpart F rules as described below. "Subpart F income" includes, inter alia, (1) "foreign personal holding company income," such as interest, dividends, and other types of passive investment income and (2) "insurance income," which is defined to include any income (including underwriting and investment income) that is attributable to the issuing (or reinsuring) of any insurance or annuity contract and which (subject to certain modifications) would be taxed under the insurance company provisions of the Code if such income were the income of a domestic insurance company ("Subpart F Insurance Income"). However, Subpart F income does not include (1) any income from sources within the U.S. which is effectively connected with the conduct of a trade or business within the U.S. and not exempted or subject to a reduced rate of tax by applicable treaty, (2) certain income subject to high foreign taxes and (3) certain "exempt insurance income" derived by a "qualifying insurance company" as defined in Section 953(e) of the Code, prior to January 1, 2000.

   Under Code section 951(b), any U.S. Person who owns, directly or indirectly through foreign entities, or is considered to own (by application of the rules of constructive ownership set forth in Code section 958(b), generally applying to family members, partnerships, estates, trusts or 10% controlled corporations) 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a "U.S. 10% shareholder." In general, a foreign corporation is treated as a CFC only if its U.S. 10% shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock on any day (the "50% Test"). However, for purposes only of taking into account Subpart F Insurance Income, a foreign corporation will be treated as a CFC if more than 25% of the total combined voting power or total value of its stock is owned by U.S. 10% shareholders. It is anticipated for both LaSalle Re and LaSalle Re Capital the 25% Test, rather than the 50% Test, will be applicable with respect to the Subpart F Insurance Income of both LaSalle Re and LaSalle Re Capital.

   In determining the U.S. 10% shareholders of LaSalle Re and LaSalle Re Capital, capital stock of LaSalle Re and LaSalle Re Capital that is held indirectly by U.S. Persons through Holdings or any other non-U.S. entity is treated as held by U.S. Persons. A holder of Series C Preferred Shares will be treated as owning indirectly a proportion of the capital stock of LaSalle Re and LaSalle Re Capital corresponding to the ratio that the Series C Preferred Shares owned by such person bears to the value of all the capital stock of Holdings. The Certificate of Designation provides that no person may acquire ownership of more than 9.9% of the outstanding Series C Preferred Shares, and that the Company shall repurchase any shares owned by a person in excess of such 9.9% within 20 days of becoming aware of such excess ownership. The Board may exempt from the foregoing requirement any person who has provided evidence that such ownership will cause no adverse tax, legal or regulatory consequences to the Company, any of its subsidiaries or any of its shareholders. In addition, the Bye-Laws require prior Board approval for any transfer of shares that results in any shareholder (other than an Investment Company) beneficially owning more than 5.0% of the outstanding capital stock of Holdings or any shareholder holding actually, indirectly through foreign entities or constructively more than 9.9% of the outstanding capital stock of Holdings. The Bye-Laws also provide that if the Board in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to Holdings, any of its subsidiaries or any other shareholder, then Holdings will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares. See "Description of Series C Preferred Shares-- Limitations on Transfer and Ownership." Because of the foregoing provisions, the Company believes that neither Holdings, LaSalle Re nor LaSalle Re Capital is a CFC under the general rules described above. However, there can be no assurance that Holdings, LaSalle Re or LaSalle Re Capital will not at some time become a CFC. Each prospective investor should consult its own tax advisor to determine whether its ownership interest in Holdings would cause it to become a U.S. 10% shareholder of Holdings, LaSalle Re, LaSalle Re Capital or of any subsidiary which may be created by Holdings or LaSalle Re and to determine the impact of such a classification of such investor.

   RPII Companies. A different definition of "controlled foreign corporation" is applicable in the case of a foreign corporation which earns related person insurance income ("RPII"). RPII is defined in Code section 953(c)(2) as any "insurance income" (as defined above) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII shareholder" (as defined below) of the foreign corporation or a "related person" to such a shareholder. For purposes only of taking into account RPII, and subject to the exceptions described below, LaSalle Re or LaSalle Re Capital will be treated as a CFC if its "RPII shareholders" collectively own, directly, indirectly, or by attribution under Code Section 958(b), 25% or more of the total combined voting power or value of such corporation's stock on any day during a taxable year. If LaSalle Re or LaSalle Re Capital is a CFC for an uninterrupted period of at least 30 days during any taxable year under the special RPII rules, a U.S. Person who owns, directly or indirectly through foreign entities, shares of LaSalle Re or LaSalle Re Capital on the last day of any such taxable year must include in its gross income for United States Federal income tax purposes its allocable share of RPII income of such corporation for the entire taxable year, subject to certain modifications. For purposes of inclusion of LaSalle Re's or LaSalle Re Capital's RPII in the income of U.S. Persons who own Series C Preferred Shares or shares of LaSalle Re, unless an exception applies, the term "RPII shareholder" includes all U.S. Persons who own, directly or indirectly through foreign entities, any amount (rather than 10% or more) of the Series C Preferred Shares or shares of LaSalle Re or shares of LaSalle Re Capital. Generally, the term "related person" for purposes of the RPII rules means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying constructive ownership principles similar to the rules of section 958 of the Code.

   RPII Exceptions. The special RPII rules do not apply if direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated at all times during the taxable year as owning, directly or indirectly through foreign entities, less than 20% of the voting power and less than 20% of the value of the stock of LaSalle Re and LaSalle Re Capital (the "RPII 20% Ownership Exception"), or the RPII of each of LaSalle Re Capital, determined on a gross basis, is less than 20% of such corporation's gross insurance income for such taxable year (the "RPII 20% Gross Income Exception"), or if certain other exceptions apply. Where no exception applies, each RPII shareholder of LaSalle Re and LaSalle Re Capital on the last day of such corporation's taxable year will be required to include in its gross income for United States federal income tax purposes its share of the RPII for the entire taxable year, determined as if all such RPII were distributed proportionately only to such RPII shareholders at that date, but limited by such corporation's current-year earnings and profits and reduced by the RPII shareholder's share, if any, of prior-year deficits in earnings and profits.

   LaSalle Re reinsures, and expects to continue reinsuring, the risks of an insurance company that is related to CNA, a RPII shareholder of LaSalle Re, and thus expects to generate RPII. In addition, LaSalle Re may be considered to reinsure directly or indirectly the risks of other RPII shareholders of LaSalle Re or parties related thereto, thus generating RPII. LaSalle Re has in the past and intends in the future to monitor the reinsurance of related persons to limit the gross RPII from such reinsurance to less than 20% of LaSalle Re's gross insurance income. For LaSalle Re's most recent taxable year ended September 30, 1998, the Company believes gross RPII of LaSalle Re was less than 20% of LaSalle Re's gross insurance income for the year and, although no assurances can be given, the Company will endeavor to take such steps as it determines to be reasonable to cause LaSalle Re's gross RPII to remain below such level. The Company believes gross RPII of LaSalle Re Capital will be less than 20% of LaSalle Re Capital's gross insurance income for each taxable year and will endeavor to take such steps as it determines to be reasonable to cause LaSalle Re Capital's gross RPII to remain below such level.

   Computation of RPII. In order to determine how much RPII LaSalle Re and LaSalle Re Capital have earned in each taxable year, the Company intends to obtain and rely upon information from its insureds to determine whether any of the insureds or persons related to such insureds own shares of Holdings or LaSalle Re and are U.S. Persons. The Company may not be able to determine whether any of the underlying insureds of the insurance companies to which LaSalle Re and LaSalle Re Capital provide reinsurance are RPII shareholders or related persons to such shareholders. Consequently, Holdings may not be able to determine accurately the gross amount of RPII earned by LaSalle Re and LaSalle Re Capital in a given taxable year. LaSalle Re and LaSalle Re Capital will take reasonable steps to secure such additional information relevant to determine the amount of each corporation's insurance income that is RPII as they believe advisable, but there can be no assurance that such information will be sufficient to enable LaSalle Re and LaSalle Re Capital to establish clearly such amount. For any year in which the Company has determined that gross RPII is 20% or more of LaSalle Re's or LaSalle Re Capital's gross insurance income, the Company may also seek information from its shareholders as to whether direct or indirect owners of Series A Preferred Shares, Series C Preferred Shares, Common Shares or shares of LaSalle Re at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons. In any such year, the Company will inform all shareholders of RPII per share and RPII shareholders are obligated to file a return reporting such amounts. To the extent the Company is unable to determine whether a direct or indirect owner of shares is a U.S. Person the Company may assume that such owner is not a U.S. Person for the purpose of allocating RPII, thereby increasing the per share RPII amount for all RPII shareholders.

   Apportionment of RPII to RPII Shareholders. The amount of RPII includible in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses. Every RPII Shareholder who owns, directly or indirectly through foreign entities, Series A Preferred Shares, Series C Preferred Shares, Common Shares or shares of LaSalle Re on the last day of any taxable year of LaSalle Re or LaSalle Re Capital, in which LaSalle Re or LaSalle Re Capital does not meet either the RPII 20% Ownership Exception or the RPII 20% Gross Income Exception should expect that for such year it will be required to include in gross income its share of such corporation's RPII for the entire year, whether or not distributed, even though it may not have owned the shares for the entire year. A RPII Shareholder who owns Series A Preferred Shares, Series C Preferred Shares, Common Shares or shares of LaSalle Re during such taxable year but not on the last day of the taxable year, which would normally be September 30, is not required to include in gross income any part of LaSalle Re's or LaSalle Re Capital's RPII. The aggregate amount of RPII allocable to RPII Shareholders of Series A Preferred Shares, Series C Preferred Shares, Common Shares or shares of LaSalle Re who are required to include RPII of LaSalle Re or LaSalle Re Capital in income for a given taxable year normally is the amount of RPII which bears the same ratio to the total RPII of such corporation for that taxable year as the amount of earnings and profits which would be distributed indirectly through Holdings with respect to the Series A Preferred Shares, Series C Preferred Shares, Common Shares or shares of LaSalle Re if all earnings and profits of such corporation were distributed on the last day of that taxable year bears to the total earnings and profits of such corporation for that taxable year which would be distributed with respect to all shares of such corporation owned, directly or indirectly through Holdings, by RPII Shareholders. If LaSalle Re or LaSalle Re Capital has RPII and Holdings makes a distribution of such RPII to a RPII Shareholder with respect to the Series C Preferred Shares, such dividends will not be taxable to the extent of any RPII that has been included in the gross income of such holders for the taxable year in which the distribution was paid or for any prior year.

   Basis Adjustments. A RPII shareholder's tax basis in its Series A Preferred Shares, Series C Preferred Shares, Common Shares or shares of LaSalle Re will be increased by the amount of any RPII that the shareholder includes in income. The RPII Shareholder may exclude from income the amount of any distribution by the Company to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year. The RPII shareholder's tax basis in its Series A Preferred Shares, Series C Preferred Shares, Common Shares or shares of LaSalle Re will be reduced by the amount of such distributions that are excluded from income. In general, a RPII shareholder will not be able to exclude from income distributions with respect to RPII that a prior shareholder included in income.

   Information Reporting. Every U.S. Person who "controls" a foreign corporation by owning directly or by attribution more than 50% of the total combined voting power of all classes of stock entitled to vote, or more than 50% of the total value of shares of all classes of stock, of such corporation, for an uninterrupted period of 30 days or more during a taxable year of that foreign corporation, must file a Form 5471 with its U.S. income tax return. However, the IRS has the authority to, and does require, any U.S. Person treated as a U.S. 10% shareholder or RPII shareholder of a CFC that owns shares directly or indirectly through a foreign entity to file a Form 5471. Thus, if LaSalle Re's or LaSalle Re Capital's gross RPII for a taxable year constitutes 20% or more of such corporation's gross insurance income for such period, any U.S. Person treated as owning shares of LaSalle Re or LaSalle Re Capital directly or indirectly on the last day of such taxable year is considered a RPII shareholder for purposes of the RPII rules and will be required to file a Form 5471. In addition, U.S. Persons who own more than 10% in vote or value of the outstanding stock of Holdings or LaSalle Re at any time during a taxable year are required in certain circumstances to file Form 5471 even if neither corporation is a CFC. For any taxable year in which the Company determines that LaSalle Re's or LaSalle Re Capital's gross RPII constitutes 20% or more of such corporation's gross insurance income, the Company intends to mail to all shareholders of record, and will make available at the transfer agent with respect to the Series A Preferred Shares, Series C Preferred Shares, Common Shares and shares of LaSalle Re, Form 5471 (completed with Company information) for attachment to the returns of shareholders. However, the Company's determination of the amount of LaSalle Re's or LaSalle Re Capital's gross RPII for a given taxable year may not be accurate because of the Company's inability to gather the information necessary to make such determination. See "Certain Tax Considerations--Taxation of Shareholders--United States Taxation of U.S. and Non-U.S. Shareholders--Computation of RPII." A tax-exempt organization that is treated as a U.S. 10% shareholder or a RPII shareholder for any purpose under Subpart F will be required to file a Form 5471 in the circumstances described above. Failure to file Form 5471 may result in penalties.

   Tax-Exempt Shareholders. Code section 512(b)(17) requires a tax-exempt entity owning, directly or indirectly through a foreign entity or constructively under Code section 958(b) shares of Holdings, LaSalle Re or LaSalle Re Capital, to treat as unrelated business taxable income ("UBTI") within the meaning of Code section 512 the portion of any deemed distribution to such shareholder of Subpart F income under Code section 951(a) that is attributable to insurance income which, if derived directly by such shareholder, would be treated as UBTI. Exceptions are provided for income attributable to a policy of insurance or reinsurance with respect to which the person (directly or indirectly) insured is--(i) the tax-exempt shareholder,
(ii) an affiliate of the tax-exempt shareholder which itself is exempt from tax under Code section 501(a), or (iii) a director or officer of, or an individual who (directly or indirectly) performs services for, the tax-exempt shareholder or an exempt affiliate but only if the insurance covers primarily risks associated with the performance of services in connection with the tax-exempt shareholder or exempt affiliate.

   Dispositions of Series C Preferred Shares. Subject to the discussion elsewhere relating to the potential application of the "controlled foreign corporation" and "passive foreign investment company" rules, capital gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Series C Preferred Shares will be includible in gross income as capital gain or loss in an amount equal to the difference between such holder's basis in Series C Preferred Shares and the amount realized on the sale, exchange or other disposition. If a U.S. Holder's holding period for the Series C Preferred Shares is more than one year, any gain will be subject to the U.S. federal income tax at a current maximum marginal rate of 20% for individuals and 35% for corporations.

   A redemption or sale of Series C Preferred Shares in exchange for cash will constitute a taxable event.

   A redemption of Preferred Shares for cash will generally be treated as a sale or exchange if a U.S. Holder does not own, actually or constructively within the meaning of Section 318 of the Code, any shares of the Company other than Preferred Shares. If the U.S. Holder does own, actually or constructively, such other shares (including shares redeemed), a redemption of Preferred Shares may be treated as a dividend to the extent of the Company's current and accumulated earnings and profits (as determined for Federal income tax purposes). Such dividend treatment would not be applied if the redemption is "substantially disproportionate" with respect to the U.S. Holder under Section 302(b)(2) of the Code or is "not essentially equivalent to a dividend" with respect to the U.S. Holder under Section 302(b)(1) of the Code. A distribution to the U.S. Holder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the U.S. Holder's share interest in the Company. For these purposes, a redemption of Preferred Shares for cash that results in a reduction in the proportionate interest in the Company (taking into account any constructive ownership) of the U.S. Holder whose relative share interest in the Company is minimal and who exercises no control over corporate affairs should be regarded as a meaningful reduction in the U.S. Holder's share interest in the Company.

   If the redemption of Series C Preferred Shares for cash is not treated as a distribution taxable as a dividend or if Series C Preferred Shares are sold, the redemption or sale would result in capital gain or loss equal to the difference between the amount of cash and the fair market value of other proceeds received in such sale or redemption and the U.S. Holder's adjusted tax basis in Series C Preferred Shares sold or redeemed subject to the discussion elsewhere relating to the potential application of the "controlled foreign corporation" and "passive foreign investment Company" rules.

   If a redemption of Series C Preferred Shares is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash received by the U.S. Holder. The U.S. Holder's adjusted tax basis in the redeemed Series C Preferred Shares will be transferred to any remaining holdings in the Company. If the U.S. Holder does not retain any share ownership in the Company, the U.S. Holder may lose such basis entirely.

   Code section 1248 provides that if a U.S. Person owns directly, indirectly through foreign entities or constructively under Code section 958(b), 10% or more of the voting shares of a corporation that is a CFC, any gain from the sale or exchange of the shares may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares by a RPII shareholder in a foreign corporation that earns RPII and is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a U.S. 10% shareholder or whether such corporation meets either the RPII 20% Ownership Exception or the RPII 20% Gross Income Exception. Existing Treasury Department regulations do not address whether Code section 1248 would apply when a foreign corporation (such as Holdings) is not a CFC but the foreign corporation has an insurance company subsidiary that is a CFC (such as LaSalle Re or LaSalle Re Capital) for purposes of requiring U.S. shareholders to take into account RPII.

   It is the opinion of the Company's United States counsel that Code section 1248 should not apply to dispositions of Series C Preferred Shares because Holdings will not have any U.S. 10% shareholders and Holdings is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret proposed regulations under Code section 953 in this manner or that the Treasury Department will not amend the proposed regulations under Code section 953 or other regulations to provide that Code section 1248 will apply to dispositions of shares in a corporation such as Holdings which is engaged in the insurance business indirectly through its subsidiaries. If the IRS or Treasury Department were to take such action, the Company would notify shareholders that Code section 1248 will apply to dispositions of Series C Preferred Shares.

   Uncertainty as to Application of RPII. The RPII provisions of the Code have never been interpreted by the courts. Regulations interpreting the RPII provisions of the Code exist only in proposed form, having been proposed on April 16, 1991. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the RPII provisions and the application thereof to Holdings, LaSalle Re and LaSalle Re Capital is uncertain. These provisions include the grant of authority to the U.S. Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition, there can be no assurance that any amounts of RPII inclusions reported by the Company to RPII shareholders will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person who is considering an investment in Series C Preferred Shares should consult his tax advisor as to the effects of these uncertainties.

   Foreign Tax Credit. Because it is anticipated that U.S. Persons will own a majority of Holdings' shares after the Offering and because a substantial part of LaSalle Re's business includes the insurance of U.S. risks, only a portion of the RPII and dividends paid by Holdings (including any gain from the sale of Series C Preferred Shares that is treated as a dividend under Code section
1248) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for certain U.S. Holders to utilize excess foreign tax credits to reduce U.S. tax on such income.

   Passive Foreign Investment Companies. Code sections 1291 through 1298 contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC if 75% or more of its gross income constitutes "passive income" (the "75% Income Test") or 50% or more of its assets produce, or are held for the production of, passive income (the "50% Asset Test"). For the above purposes, "passive income" is defined to include income of a kind that would be characterized as foreign personal holding company income under Code section 954(c), and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . ." (the "Insurance Company

Exception"). This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it may be treated as passive income for purposes of the PFIC rules. The PFIC statutory provisions also contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it "received directly its proportionate share of the income . . ." and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25% of the value of the stock. It is anticipated that both LaSalle Re and LaSalle Re Capital should be entitled to the Insurance Company Exception and that neither corporation will have financial reserves in excess of the reasonable needs of its insurance business, and therefore that none of LaSalle Re's or LaSalle Re Capital's income or assets will be considered to be passive. Under the look-through rule Holdings would be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of LaSalle Re and LaSalle Re Capital for purposes of the 75% Income and 50% Asset Tests, and therefore Holdings should not be considered a PFIC.

   If the Company were to be characterized as a PFIC, its U.S. shareholders would have to make an election (a "QEF Election") to be currently taxable on their pro-rata share of earnings of the Company whether or not such earnings were distributed or they would be subject to a special tax and an interest charge at the time of the sale of, or receipt of an "excess distribution" with respect to, their shares, and a portion of any gain may be recharacterized as ordinary income. Alternatively, a U.S. Person who holds shares in a PFIC that is treated as "marketable stock" may make a mark to market election. An electing U.S. shareholder will not be subject to the PFIC rules described above. Instead, in general, an electing U.S. shareholder will include in each year as ordinary income the excess, if any, of the fair market value of the shares at the end of the taxable year over its adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark to market election). The electing U.S. shareholder's basis in the shares will be adjusted to reflect any such income or loss amounts. The mark to market election is only available with respect to stock traded on certain United States exchanges and other exchanges designated by the United States Treasury. It is anticipated that such election will be available to U.S. Person who holds Series C Preferred Shares.

   If the Company is treated as a PFIC, it intends to notify U.S. shareholders and to provide to U.S. shareholders such information as may be required to make such QEF election effective. A U.S. shareholder that makes a QEF election will be currently taxable on its pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The U.S. shareholder's basis in the Series C Preferred Shares will be increased to reflect taxes but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Series C Preferred Shares and will not be taxed again as a distribution to the U.S. shareholder.

   In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the special tax and interest charges are based on the value of the tax deferral of the taxes that are deemed due during the period the U.S. shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions throughout the holder's period of ownership at the highest marginal tax rate. The interest charge is computed using the applicable rate imposed on underpayments of U.S. Federal income tax for such period. In general, if a U.S. Person owns stock in a foreign corporation during any taxable year in which such corporation is a PFIC and such shareholder does not make a QEF Election, the stock will be treated as stock in a PFIC for all subsequent years.

   However, no final regulations interpreting the substantive PFIC provisions have yet been issued. Therefore, substantial uncertainty exists with respect to their application or their possible retroactivity. Each U.S. person who is considering an investment in Series C Preferred Shares should consult his tax advisor as to the effects of these rules.

   Other. Dividends paid by Holdings to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by Code section 243.

   Except as discussed below with respect to backup withholding, dividends paid by Holdings will not be subject to a U.S. withholding tax.

   Information reporting to the IRS by paying agents and custodians located in the U.S. will be required with respect to payments of dividends (if any) on the Series C Preferred Shares to holders of Series C Preferred Shares or to paying agents or custodians located in the United States. In addition, a holder of Series C Preferred Shares may be subject to backup withholding at the rate of 31% with respect to dividends paid by such persons, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's regular Federal income tax liability.

   Sales of Series C Preferred Shares through brokers by certain U.S. Persons also may be subject to back-up withholding. Sales by corporations, certain tax-exempt entities, individual retirement plans, REITs, certain financial institutions, and other "exempt recipients" as defined in applicable Treasury regulations currently are not subject to back-up withholding. Holders of Series C Preferred Shares should consult their own tax advisors regarding the possible applicability of the back-up withholding provisions to sales of their Series C Preferred Shares.

   If a non-U.S. holder sells Series C Preferred Shares through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of a share by a non-U.S. holder is made to or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a share by a non-U.S. holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes or (ii) a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business within the United States (a "Foreign U.S. Connected Broker"), information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption. In addition, the Treasury Department has indicated that it is studying the possible application of backup withholding in the case of such foreign offices of U.S. and Foreign U.S. Connected Brokers.

   The foregoing discussion (including and subject to the matters and qualifications set forth in such summary) is based upon current law and is for general information only. The tax treatment of a holder of Series C Preferred Shares, or of a person treated as a holder of Series C Preferred Shares for United States Federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of Series C Preferred Shares. You are urged to consult your own tax advisors concerning the federal, state, local and non-U.S. tax consequences to you of owning the Series C Preferred Shares.

                                  UNDERWRITING

   Under the terms and subject to the conditions of the Underwriting Agreement
dated March   , 1999 (the "Underwriting Agreement"), each Underwriter named below (the "Underwriters"), for whom Salomon Smith Barney Inc., Morgan Stanley & Co. Incorporated and PaineWebber Incorporated are acting as the Representatives (the "Representatives"), has severally agreed to purchase from the Company, and the Company has agreed to sell to such Underwriter, the number of Series C Preferred Shares set forth opposite the name of such Underwriter below.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   Salomon Smith Barney Inc. .........................................
   Morgan Stanley & Co. Incorporated..................................
   PaineWebber Incorporated...........................................
                                                                       ---------
     Total............................................................ 2,000,000
                                                                       =========

   The Underwriters are obligated to take and pay for all Series C Preferred Shares offered hereby if any such Series C Preferred Shares are taken. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

   The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act and to make certain contributions in respect thereof.

   The Underwriters propose to offer the Series C Preferred Shares, in part, directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession of
$      per Series C Preferred Share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $      per Series C
Preferred Share to certain brokers and dealers. After the Series C Preferred Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives of the Underwriters.

   Application for listing the Series C Preferred Shares on the NYSE has been made. If the Series C Preferred Shares are approved for listing, trading of the Series C Preferred Shares on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series C Preferred Shares.

   In order to facilitate the offering of the Series C Preferred Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series C Preferred Shares. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Series C Preferred Shares for their own account. In addition, to cover overallotments or to stabilize the price of the Series C Preferred Shares, the Underwriters may bid for, and purchase, the Series C Preferred Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Series C Preferred Shares in the offering, if the syndicate repurchases previously distributed Series C Preferred Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series C Preferred Shares above independent market levels. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

   Certain of the Underwriters and their affiliates have in the past provided, and may in the future provide, investment and/or commercial banking services to the Company and certain of the Founding Shareholders in the ordinary course of business.

                                 LEGAL MATTERS

   The validity of the Series C Preferred Shares under Bermuda law will be passed upon for the Company by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with the offering will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois, and for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York, in each case in reliance on the opinion of Conyers Dill & Pearman with respect to Bermuda law.

                                    EXPERTS

   The consolidated financial statements and schedules of Holdings as of September 30, 1998 and 1997 and for each of the years in the three-year period ended September 30, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick, independent auditors, incorporated by reference herein and in the registration statement of which this prospectus is a part, and upon the authority of said firm as experts in accounting and auditing.

              GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS

   Acquisition costs. Brokerage, commissions, the portion of administrative, general and other expenses attributable to underwriting operations and excise taxes.

   Alien reinsurer. A reinsurance company that is organized under the laws of a non-U.S. jurisdiction.

   Attachment point. The amount of losses above which excess of loss reinsurance becomes operative.

   Broker. A person or firm that negotiates contracts of reinsurance between a ceding company and a reinsurer on behalf of the ceding company and receives a brokerage commission for placement of the reinsurance contract as well as other services rendered.

   Casualty insurance and/or reinsurance. Insurance and/or reinsurance that is concerned primarily with the legal liability of the insured for injuries or damage to the person or property of third persons (persons other than the policyholder).

   Cede; ceding company; cedent; cession. When an insurance or reinsurance company transfers all or a portion of a risk it has underwritten to a reinsurance company, it "cedes" such risk and is referred to as the "ceding company" or the "cedent." Such transfer of risk is referred to as a "cession."

   Combined ratio. The sum of the loss and loss expense ratio and the expense ratio. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicated unprofitable underwriting prior to the consideration of investment income.

   Excess of loss reinsurance. The generic term describing reinsurance that indemnifies the ceding company against all or a specified portion, the "limit," of losses on underlying insurance policies or reinsurance contracts in excess of a specified dollar amount, called "attachment point" or "retention." The combination of a limit and an attachment point constitutes a layer.

   Expense ratio. The ratio of (i) acquisition costs and operational expenses minus net gains on foreign exchange to (ii) earned premiums, determined in accordance with GAAP.

   Gross premiums written. Total premiums for insurance and reinsurance assumed during a given period.

   Incurred but not reported ("IBNR") loss reserves. Reserves for losses that have been incurred but not yet reported to the insurer or reinsurer and which are often estimated using actuarial analysis.

   Incurred losses. The total losses sustained by an insurer or reinsurer under its policies or contracts, whether paid or unpaid. Incurred losses include a provision for IBNR.

   Layer. See "Excess of loss reinsurance."

   Loss expenses. The expenses of adjusting, defending and settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

   Loss and loss expense ratio. The ratio of (i) incurred losses and loss expenses to (ii) earned premiums, determined in accordance with GAAP.

   Loss reserves. Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments that the insurer or reinsurer ultimately will be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and loss expenses, and consist of case reserves and IBNR reserves.

   Net premiums earned. The portion of net premiums written that is recognized for accounting purposes as income during a period.

   Net premiums written. Gross premiums written for a given period less premiums ceded to reinsurers during such period.

   Program. A treaty or a combination of treaties that provide the cedent with one or more layers of reinsurance protection.

   Property catastrophe reinsurance. A form of excess of loss reinsurance that, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The reinsurance contract is called a "catastrophe cover."

   Property insurance and/or reinsurance. Insurance and/or reinsurance that indemnifies a person with an insurable interest in tangible property for its loss, damage or loss of use.

   Pro rata of reinsurance. A generic term describing forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the ceding company. Pro rata reinsurance is also known as proportional or quota share reinsurance.

   Reinsurance. The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance that it has issued or contract(s) of reinsurance it has written. The reinsured may be referred to as the ceding company. The purchase of reinsurance does not legally discharge the ceding company from its liability to its insureds or reinsureds.

   Retention; retention layer. The amount or portion of risk that an insurer or reinsurer retains for its own account. Losses in excess of the retention are paid by that company's reinsurer or retrocessionaire. The retention can be expressed as a dollar amount or a percentage of the amount at risk.

   Retrocession; retrocessionaire. A transaction whereby a reinsurer cedes to another reinsurer (the "retrocessionaire") all or part of the reinsurance it has assumed. Retrocessions (as is the case with any reinsurance) do not legally discharge the ceding reinsurer from its liability to its reinsured.

   Treaty reinsurance; treaty. Reinsurance of a specified type or category of risk defined in a reinsurance agreement (a "treaty") between a ceding company and a reinsurer. Typically, in treaty reinsurance the ceding company is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally insured or reinsured by the ceding company.

   Underwriting. The process of reviewing applications submitted for insurance or reinsurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums and coverage conditions.

   Unearned premiums. Premiums written but not yet earned, as they are attributable to the unexpired portion of the related contract term.

   Unearned premium reserve. Liabilities established in respect of unearned premiums.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,000,000 Shares

                          LaSalle Re Holdings Limited

                           Series C Preferred Shares




                             ---------------------

                                   PROSPECTUS
                                 March   , 1999

                             ---------------------




                              Salomon Smith Barney

                           Morgan Stanley Dean Witter

                            PaineWebber Incorporated


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following is a statement of the expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates, except the SEC registration fee and the NYSE listing fee.

      SEC registration fee............................................ $ 13,900
      NYSE listing fee................................................   66,300
      Printing and engraving..........................................  125,000
      Legal fees and expenses.........................................  100,000
      Accounting fees and expenses....................................   65,000
      Blue sky fees and expenses......................................    4,000
      Miscellaneous...................................................    5,800
                                                                       --------
          Total....................................................... $380,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   Pursuant to the provisions of the Act, Holdings has adopted provisions in its Bye-Laws which require it to indemnify its directors and officers in certain circumstances and specifically to indemnify its directors and officers against all amounts actually and reasonably incurred by Holdings or its shareholders by reason of a breach of duty to the Company, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe that the conduct was unlawful, and except for any claim, issue or matter as to which such person shall have been finally adjudged to be liable for wilful negligence, wilful default, fraud or dishonesty in the performance of the duty to Holdings.

   The Company also maintains insurance on its directors and officers, which covers liabilities under the federal securities laws.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits.

   The following documents are filed with this registration statement.

     Exhibit
     -------
     1.1     Form of Underwriting Agreement.
     4.1     Memorandum of Association (Incorporated by reference to Exhibit
             3.1 to Registration Statement on Form S-1 (No. 33-97304)).
     4.2     Bye-Laws (Incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarterly period ended March 31, 1998 (File No. 1-12823)).
     4.3*    Form of Certificate of Designation, Preferences and Rights of
             Series C Preferred Shares of LaSalle Re Holdings Limited.
     5.1     Opinion of Conyers Dill & Pearman regarding the validity of the
             Series C Preferred Shares.

     Exhibit
     -------
      8.1    Opinion of Conyers Dill & Pearman regarding certain Bermuda tax matters (included in Exhibit 5.1).
      8.2    Opinion of Mayer, Brown & Platt regarding certain U.S. tax matters.
      8.3    Opinion of Clyde & Co regarding certain U.K. tax matters.
     12.1    Statement Re: Computation of Ratios.
     23.1    Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
     23.2    Consent of Mayer, Brown & Platt (included in Exhibit 8.2).
     23.3    Consent of Clyde & Co (included in Exhibit 8.3).
     23.4    Consent of KPMG Peat Marwick.
     24.1    Powers of Attorney (included in signature pages).

--------
*To be filed by amendment.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 5th day of March, 1999.

                                          LaSalle Re Holdings Limited

                                                /s/ Guy D. Hengesbaugh
                                          By: _________________________________
                                                    Guy D. Hengesbaugh
                                            Executive Vice President and Chief
                                                     Operating Officer


   Each person whose signature appears below constitutes and appoints Victor H. Blake, Ivan P. Berk, Clare Moran and Guy D. Hengesbaugh, or any of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on the 5th day of March, 1999.

                 Signature                                   Position
                 ---------                                   --------

          /s/ Victor H. Blake               Chairman, President and Chief Executive
___________________________________________   Officer (Principal Executive Officer)
              Victor H. Blake


        /s/ Robert P. Cuthbert              Senior Vice President and Chief Financial
___________________________________________   Officer
            Robert P. Cuthbert                (Principal Financial Officer)

            /s/ Clare Moran                 Vice President--Finance (Principal
___________________________________________   Accounting Officer)
                Clare Moran

      /s/ William J. Adamson, Jr.           Director
___________________________________________
          William J. Adamson, Jr.

           /s/ Ivan P. Berk                 Director
___________________________________________
               Ivan P. Berk

       /s/ Clement S. Dwyer, Jr.            Director
___________________________________________
           Clement S. Dwyer, Jr.

       /s/ Donald P. Koziol, Jr.            Director
___________________________________________
           Donald P. Koziol, Jr.

           /s/ Tim I. Madden                Director
___________________________________________
               Tim I. Madden

          /s/ Lester Pollack                Director
___________________________________________
              Lester Pollack

         /s/ Peter J. Rackley               Director
___________________________________________
             Peter J. Rackley

           /s/ Paul J. Zepf                 Director
___________________________________________
               Paul J. Zepf

                           AUTHORIZED REPRESENTATIVE

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the undersigned as the duly authorized representative of the Registrant in the United States.

                                            /s/ William J. Adamson, Jr.
                                          -------------------------------------
                                                 William J. Adamson, Jr.

                                          Date: March 5, 1999

                               INDEX TO EXHIBITS

 Exhibit
 -------
  1.1    Form of Underwriting Agreement.
  4.1    Memorandum of Association (Incorporated by reference to Exhibit 3.1 to
         Registration Statement on Form S-1 (No. 33-97304)).
  4.2    Bye-Laws (Incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarterly period ended December 31, 1995 (File No. 0-27216)).
  4.3*   Form of Certificate of Designation, Preferences and Rights of Series C
         Preferred Shares of LaSalle Re Holdings Limited.
  5.1    Opinion of Conyers Dill & Pearman regarding the validity of the Series
         C Preferred Shares.
  8.1    Opinion of Conyers Dill & Pearman regarding certain Bermuda tax matters (included in Exhibit 5.1).
  8.2    Opinion of Mayer, Brown & Platt regarding certain U.S. tax matters.
  8.3    Opinion of Clyde & Co regarding certain U.K. tax matters.
 12.1    Statement Re: Computation of Ratios.
 23.1    Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
 23.2    Consent of Mayer, Brown & Platt (included in Exhibit 8.2).
 23.3    Consent of Clyde & Co (included in Exhibit 8.3).
 23.4    Consent of KPMG Peat Marwick.
 24.1    Powers of Attorney (included in signature pages).

--------
*To be filed by amendment.